SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

KT Gwanghwamun Building East

33, Jongno 3-gil, Jongno-gu

110-130 Seoul, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	March 3, 2017
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

Notice of the 35th Annual General Meeting

of Shareholders

Notice of the Annual General Meeting of Shareholders

March 3, 2017

To our Shareholders,

KT will hold an Annual General Meeting of Shareholders on March 24, 2017 as described below.

At the Annual General Meeting, five items will be reported, including the Business Report for the 35th fiscal year and seven items will be submitted, including the financial statements, to shareholders for approval.

Shareholders holding KT’s common shares as of December 31, 2016 will be entitled to vote at the 35th Annual General Meeting of Shareholders.

I look forward to your participation.

Chang-Gyu Hwang

Chief Executive Officer

•	Date and Time: Friday, March 24, 2017 9:00 a.m. (local time)

•	Place: Lecture Hall (2F) of KT Corporation’s R&D Center located at 151 Taebong-ro, Seocho-gu, Seoul, Korea

•	Record Date: December 31, 2016

Matters to be Reported

Business Report for the 35th Fiscal Year

Pursuant to Article 447-2(Preparation of Business Report) and Article 449 of the Commercial Code (Approval and Public Notice of Financial statements, etc.), KT’s 35th annual report is as follows.

KT has prepared its financial statements in accordance with K-IFRS since fiscal year 2011. On KT Separate basis, the Operating Revenue was recorded as KRW 17,028.9 billion in 2016, representing an increase of 0.5% year-on-year, based on growth of core business area. The operating income was recorded as KRW 1,059.6 billion with net income of KRW 809.3 billion.

In 2016, KT focused on enhancing subscriber quality of core businesses under the stabilized competitive environment in Korean telecommunication industry. As a result, wireless revenue has increased by 1.7% with growing data consumption and LTE penetration. For the fixed line service, KT was the first to bring nationwide commercialization of GiGA Internet in October 2014 and was able to attain 2.4 million GiGA Internet subscribers as of December 2016. As GiGA subscribers are expected to bring in higher service revenue, KT will continue to migrate its subscriber base to GiGA. Also the profitability of IPTV has been improved on better subscriber mix and growth of platform service revenue. In addition to strengthening KT’s core business, KT will endeavor to substantiate more synergies with subsidiaries and better cost management to improve its overall profitability, and try to acquire the leadership in Global and ICT market.

Subscribers of Major Services                                                                                                                                           (unit: 1,000)

	Mobile	Broadband	IPTV	PSTN	VoIP	WiBro
Dec 2016	18,892	8,516	7,042	12,791	3,436	506
Dec 2015	18,038	8,328	6,552	13,268	3,413	683

Report on Evaluation Results of Management Performance for Year 2016

The Evaluation and Compensation Committee has reviewed company’s performance in 2016, and will report the evaluation results at the Annual General Shareholders’ Meeting on March 24, 2017.

The following table summarizes the KPI and evaluation results for CEO’s short-term performance in 2016.

	Annual KPI	Weight	Score
Quantitative KPI (65)	KT Service Revenue	20	19.84
	Core Business Revenue	10	10.00
	KT Operating Profit	15	15.00
	KT Consolidated EBITDA[1]	20	20.00

Qualitative KPI (35)	Strengthening Core Business and Efficiency	10	10.00
	- Leading the Market on GiGA services
	- Enhancing the Cost Efficiency
	Boosting Global and Future Growth Business
	- Delivering Tangible Results in ICT based Convergence Business
	- Expanding Global Business	15	14.25
	Enhancing KT’s Reputation as the National Leading Company
	- Conducting National Network Business
	- Developing “Korea Creative Economy” Business Model	10	9.50

Total		100	98.59

*	No incentive payment if scored below 70

[1]	EBITDA (Earnings Before Interest, Tax, Depreciation & Amortization): Operating profit + D&A

Report on Standards and Method of Payment on Remuneration of Directors

Pursuant to Article 31 (Remuneration and Severance Allowance for Directors) of KT’s Articles of Incorporation, the criteria used to determine the remuneration for executive directors and the method of payment is reported as follows.

* Definition of terms

Inside Director refers to Executive Director

Outside Director refers to Non-executive Independent Director

•	Key Points of Executives Compensation Program

KT’s Executives Compensation program is designed to reward both managements’ short-term and long-term performances. The company believes it is important to maintain a balanced incentive program that encourages management not only to achieve short-term performance but also to strive for company’s long-term value enhancement. KT operates the Evaluation and Compensation Committee, which dictates annual goals and conducts performance appraisal of KT’s management. The Evaluation and Compensation Committee is comprised of only Outside Directors in order to maintain objectivity and fairness of the program. In an effort to guarantee transparency of executive compensation, performance appraisals are reported to shareholders at the Annual General Meeting of Shareholders.

KT is one of a few companies in Korea that discloses its standards and method of payment on remuneration of directors. The standards and method of payment on remuneration is reported at the Annual General Meeting of Shareholders each year pursuant to provision of KT’s Articles of Incorporation.

•	Executives Compensation Components

The remuneration for executive officers consists of annual salary, short-term performance-based incentives, long-term performance-based incentives, severance payment and etc.

The annual salary, which is comprised of base salary and payment for responsibility of office, shall be paid on a monthly basis at an amount equivalent to one-twelfth of the annual salary.

The amount short-term performance-based incentives—offered in cash—are in accordance with each director’s performance evaluation as appraised by the Evaluation and Compensation Committee. Specific payment schemes of short-term incentives are as follows;

•	CEO’s incentive: 0~250% of base salary
•	Inside directors’ incentives (excluding CEO): 0~140% of base salary

The amounts of long-term performance-based incentives—offered in the form of stock grant, with a lock-up period of three years—are in accordance with TSR (Total Shareholder’s Return). Specific payment schemes of long-term incentives are as follows;

•	CEO’s incentive: 0~340% of base salary
•	Inside directors’ incentives (excluding CEO): 0~119% of base salary

Severance payment is calculated using the following formulas, which should be approved at the shareholders’ meeting.

•	CEO = (average monthly salary) x (number of years in service) x (5)
•	Inside directors(excluding CEO) = (average monthly salary) x (number of years in service) x (3)

Fringe benefits are paid in accordance with standards of executive fringe benefits.

•	Performance Criteria Elements

KT’s performance appraisal process begins with the setting of annual goals by the Evaluation and Compensation Committee. Annual goals are set forth in alignment with the overall company’s operational & financial goals and the ultimate goal of shareholders’ value enhancement. Short-term performance and long-term goals are set separately in a balanced manner.

Short-term performance

KT’s annual goals are composed of quantitative and qualitative goals. These quantitative and qualitative goals are designed for balanced achievement of short-term improvement of company’s profitability and long-term enhancement of company’s competitiveness. Usually, quantitative goals are related to financial and operational performances whereas qualitative goals are focused on achieving operational and strategic goals. Weighted Key Performance Index (KPI) is provided to set and assess the annual performance appraisal. Please refer to “Report on Evaluation Results of Management Performance for Year 2016”, for the KPI of CEO’s short-term performance appraisal in 2016.

Long-term performance

Long-term performance incentives are provided to reward the management’s contribution to enhance long-term financial and operational progress. Long-term performance based incentives are offered in accordance with TSR (Total Shareholder Return), which is calculated by the relative performance of KT’s TSR against KOSPI and other domestic telecommunication service providers. The following illustrates the formula for the computation of TSR.

•	TSR = Share Price Return + Shareholders Return (Dividend and Share Retirement)
•	TSR Goal = 100% + {KT’s TSR – (Domestic Telco’s TSR x 80% + KOSPI TSR x 20%)}

No long-term incentive will be offered if TSR scored below 85.

•	Compensation for Outside Directors

Until February 2010, KT had no incentive based compensation program for outside directors. Instead, fixed amounts of compensation were paid to outside directors as allowance for activities to execute their duties. However, the BOD introduced a new compensation program for outside directors from March 2010, which consists of cash and stock grant at a ratio of 3 to 1, where stock grant requires one year of lock-up period. The total remuneration for outside directors for 2016 was recorded at KRW 642 million. The stock grant will be offered in 2017.

•	Summary of Total Compensation for Directors

1) Summary of Total Compensation for Directors

(KRW billions)

Year	Inside Directors (3 persons)		Outside Directors (8 persons)		Total (11 persons)
	Total	Average	Total	Average
2014	2.7	0.9	0.6	0.08	3.3
2015	4.4	1.5	0.7	0.08	5.0
2016(E)*	4.3	1.4	0.6	0.08	4.9

*	One of 8 Outside Directors resigned in June 2016, but he was still counted as one for the calculation of average compensation for Outside Directors

2) Comparison between Total Compensation and Limit on Remuneration of Directors approved at Annual General Shareholders’ Meeting

(KRW billions)

Year	Total Compensation(A)	Limit on Remuneration(B)	Payment Ratio(A/B)
2014	3.3	5.9	56%
2015	5.0	5.9	86%
2016(E)	4.9	5.9	83%

The Limit on Remuneration of Directors is based on the Director’s salary, short-term & long-term performance-based incentives and provision for severance payment and allowance.

The limit on remuneration of Directors for the year 2017 was proposed at the BOD meeting on March 3, 2017. Information regarding the Limit on Remuneration of Directors for the year 2017 is described on Agenda Item No.6.

•	Share Ownership of Directors

Inside Directors can purchase KT shares from the market individually. In addition, Inside Directors are also rewarded with stock grants as long-term performance incentives according to TSR with a lock-up period of 3 years.

The following table shows Inside Director’s KT share ownership as of December 31st , 2016.

December 31st , 2016

Name	Number of Shares	Method of Purchase
Chang-Gyu Hwang	22,961	Stock Grant / Market Purchase
Heon Moon Lim	6,718	Stock Grant
Hyeon Mo Ku	7,796	Stock Grant / Market Purchase

Outside Directors were also rewarded with stock grant with a lock-up period of 1 year. Outside Directors’ current ownership of KT shares as of December 31st, 2016 are as follows:

Name	Number of Shares	Method of Purchase
Do Kyun Song	1,178	Stock Grant
Dong-Wook Chung	465	Stock Grant
Sang Kyun Cha	5,974	Stock Grant / Market Purchase
Jong-Gu Kim	841	Stock Grant
Suk-Gwon Chang	841	Stock Grant
Dae-Geun Park	841	Stock Grant
Dae Ho Kim	0

Report on Transactions with the major shareholders, etc.

Pursuant to Article 542-9 of the Commercial Code (Transaction with the major stakeholders, etc.) and its enforcement ordinance Article 35, such transaction should be reported at the general shareholders’ meeting.

The following transaction refers to our equity investment in an affiliated company.

[2017 KTDS IT Outsourcing (ITO) Internal Transaction(Extended Contract)]

1.	Objectives

•	Long term commitment is a win-win strategy for KT and KTDS. KT can enjoy high quality service along with enhanced cost efficiency, while KTDS accumulates experience to enhance its core IT competency.

2.	Contractor : KTDS (One of the subsidiaries providing information technology service, consulting and business solutions)

3.	Main Subject :

•	Fixed(Flat) Amount : KRW 443.9 Billion

•	Variable Amount : KRW 191.8 Billion (ITO scope updated newly-added services, ITO adjusted depending on scope of work, Internal Customers(Business Departments) requests incorporated)

4.	Terms(Period) of Validity : January 1st, 2017 ~ December 31st, 2019 (36 Months)

5.	Total Amount : KRW 635.7 Billion

Matters Requiring Resolution

General Information for Voting

•	Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2016. As of the record date, the number of KT’s total shares issued was 261,111,808 shares and the number of common shares entitled to exercise voting rights (excluding treasury shares and shares held by an affiliate company) was 244,971,643 shares.

•	Method of Resolution

Pursuant to the provisions of the Korean Commercial Code, Agenda Item No.1, 2, 4, 5, 6, and 7 shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote. Agenda Item No. 3 shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote.

•	Limit on Exercising Voting Rights regarding Election of the Members of Audit Committee

Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of the members of audit committee(Agenda Item No. 5). Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 7,349,149 shares) are not entitled to any voting rights exceeding the “3% limit”.

Agenda No.  1

Election of CEO

Pursuant to Article 25 (Election of Representative Director and Directors) of the Articles of Incorporation of KT, approval of the election of the CEO is hereby requested.

According to KT’s Articles of Incorporation, the CEO shall be elected by a resolution at the General Meeting of Shareholders based on the nomination by the CEO Recommendation Committee.

According to Article 32 (CEO Recommendation Committee) of KT’s Articles of Incorporation, the CEO Recommendation Committee should consist of all of the outside directors and one (1) inside director (provided, however, that any person who is elected as a member of the CEO Recommendation Committee shall not be a candidate for the CEO).

The CEO Recommendation Committee took the following criteria into consideration to nominate the CEO Candidate.

1.	Experiences and scholastic achievements under which his/her knowledge with respect to the field of business management and economics can be evaluated in objective point of view;

2.	Past business results and the management period of being in office under which his/her business experience can be evaluated in objective point of view;

3.	Any requirements to evaluate qualification and ability as a chief executive officer; and

4.	Any requirements to evaluate professional knowledge and experience with respect to the telecommunications and related fields.

The CEO Recommendation Committee nominated Mr. Chang-Gyu Hwang as the CEO Candidate for the following reasons;

1.	Achieved superior management performance based on new visions for market leadership, corporate restructuring, technological differentiation, and innovation of corporate culture over the last three years. Also the strategies for the future growth that he proposed during the interview were persuasive.

2.	By reviewing opinions of the investors, the CEO Recommendation Committee realized that majority of investors are in favor of re-election of Mr. Chang-Gyu Hwang, thinking highly of his management ability for enhancing competitiveness.

3.	The CEO Recommendation Committee and the Board of Directors requested him to develop and implement a program for enhancing the transparency and independence of management. They also asked him to promote future businesses enthusiastically from a global perspective.

Mr. Hwang’s biography is as follows.

Chang-Gyu Hwang

•	Date of birth: January 23, 1953

•	Nominated by: CEO Recommendation Committee

•	Relation to the largest shareholder: None

•	Details of transactions between the said candidate and KT for the past three years: None

•	Number of KT Shares Owned: 22,961

•	Term of office: March 24, 2017 to 2020 AGM (three years)

•	Present occupation: KT CEO

•	Education:

•	1985 PhD in Electrical & Computer Engineering, University of Massachusetts, Amherst
•	1978 MS in Electrical Engineering, Seoul National University, Korea
•	1976 BA in Electrical Engineering, Seoul National University, Korea

•	Professional associations:

•	2014-Present KT CEO
•	2013-2014 Distinguished Chair Professor, Sungkyunkwan University
•	2010-2013 President & National CTO, Office of Strategic R&D Planning, Ministry of Knowledge and Economy
•	1989-2010 Samsung Electronics
•	2009-2010 Advisor
•	2008-2009 President & CTO, Corporate Technology Office
•	2004-2008 President & CEO, Semiconductor Business
•	2001-2003 President, Memory Division
•	2000-2001 Executive Vice President & CEO, Memory Division
•	1999 Executive Vice President & General Manager, Semiconductor R&D Center
•	1998-1999 Senior Vice President & General Manager, Semiconductor R&D Center
•	1994-1997 Vice President, Semiconductor R&D Center
•	1991-1994 Director & Executive Director, Semiconductor R&D Center
•	1985-1989 Research Associate, Electrical Engineering, Stanford University

Agenda No.  2

Approval of Financial Statements for the 35th Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval and Public Notice of Financial Statements), approval of financial statements for the 35th fiscal year, is requested.

The financial statements have been audited by independent auditor and filed on SEC as a 6-K on March 3, 2017.

The following financial statements are prepared in accordance with K-IFRS.

KT Consolidated Financial Statements

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2016 and 2015

(in millions of Korean won)	2016		2015
Assets
Current assets
Cash and cash equivalents	~~W~~	2,900,311	~~W~~	2,559,464
Trade and other receivables, net		5,331,245		4,884,617
Other financial assets		720,555		292,943
Current income tax assets		2,079		3,881
Inventories, net		377,981		525,366
Other current assets		311,135		316,905

Total current assets		9,643,306		8,583,176

Non-current assets
Trade and other receivables, net		709,011		704,147
Other financial assets		664,726		658,323
Property, plant and equipment, net		14,312,111		14,478,914
Investment properties, net		1,148,044		1,102,070
Intangible assets, net		3,022,803		2,599,751
Investments in associates and joint ventures		284,075		270,029
Deferred income tax assets		697,558		842,417
Other non-current assets		106,099		102,358

Total non-current assets		20,944,427		20,758,009

Total assets	~~W~~	30,587,733	~~W~~	29,341,185

(in millions of Korean won)	2016		2015
Liabilities and Equity
Current liabilities
Trade and other payables	~~W~~	7,139,771	~~W~~	6,335,027
Borrowings		1,820,001		1,726,098
Other financial liabilities		233		43,645
Current income tax liabilities		88,739		81,114
Provisions		96,485		103,907
Deferred income		35,617		98,427
Other current liabilities		285,301		251,688

Total current liabilities		9,466,147		8,639,906

Non-current liabilities
Trade and other payables		1,188,311		668,973
Borrowings		6,300,790		6,908,799
Other financial liabilities		108,431		103,683
Net defined benefit liabilities		378,404		524,083
Provisions		100,694		91,365
Deferred income		85,372		95,916
Deferred income tax liabilities		137,680		129,650
Other non-current liabilities		27,125		13,345

Total non-current liabilities		8,326,807		8,535,814

Total liabilities		17,792,954		17,175,720

Equity
Share capital		1,564,499		1,564,499
Share premium		1,440,258		1,440,258
Retained earnings		9,656,544		9,059,305
Accumulated other comprehensive income		(1,432)		13,870
Other components of equity		(1,217,934)		(1,232,863)

Equity attributable to owners of the Controlling Comapny		11,441,935		10,845,069
Non-controlling interest		1,352,844		1,320,396

Total equity		12,794,779		12,165,465

Total liabilities and equity	~~W~~	30,587,733	~~W~~	29,341,185

KT Corporation and Subsidiaries
Consolidated Statements of Income
Years ended December 31, 2016 and 2015

(in millions of Korean won, except per share amounts)	2016		2015
Continuing operations:
Operating revenue	~~W~~	22,743,665	~~W~~	22,281,221
Operating expenses		21,303,686		20,988,277

Operating profit		1,439,979		1,292,944
Other income		365,872		488,183
Other expenses		(462,474)		(695,347)
Finance income		296,139		272,860
Finance costs		(515,087)		(645,331)
Share of net profits of associates and joint venture		2,599		6,143

Profit before income tax		1,127,028		719,452
Income tax expense		329,184		229,239

Profit from continuing operations		797,844		490,213
Profit from discontinued operations		—		141,075

Profit for the year	~~W~~	797,844	~~W~~	631,288

Profit for the year attributable to:
Owners of the Parent Company:	~~W~~	711,089	~~W~~	552,964
Profit from continuing operations		711,089		410,648
Profit from discontinued operations		—		142,316
Non-controlling interest:	~~W~~	86,755	~~W~~	78,324
Profit from continuing operations		86,755		79,565
Loss from discontinued operations		—		(1,241)
Earnings per share attributable to the equity holders of the Controlling Company during the year (in won):
Basic earnings per share	~~W~~	2,904	~~W~~	2,258
From continuing operations		2,904		1,677
From discontinued operations		—		581
Diluted earnings (loss) per share	~~W~~	2,902	~~W~~	2,258
From continuing operations		2,902		1,677
From discontinued operations		—		581

KT Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
Years ended December 31, 2016 and 2015

(in millions of Korean won)	2016		2015
Profit for the year	~~W~~	797,844	~~W~~	631,288

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability		4,213		(37,872)
Shares of remeasurement gain (loss) of associates and joint ventures		116		(2,407)
Items that may be subsequently reclassified to profit or loss:
Changes in value of available-for-sale financial assets		10,649		47,381
Other comprehensive income from available-for sale financial assets reclassified to loss		(3,564)		(83,397)
Net gains on cashflow hedges		64,796		111,914
Other comprehensive income from cash flow hedges reclassified to loss		(75,871)		(97,962)
Shares of other comprehensive income from associates and joint ventures		(602)		(1,608)
Exchange differences on translation of foreign operations		(5,407)		(4,884)

Other comprehensive income for the year, net of tax		(5,670)		(68,835)

Total comprehensive income for the year	~~W~~	792,174	~~W~~	562,453

Total comprehensive income for the year attributable to:
Owners of the Controlling Company		704,412		501,021
Non-controlling interest		87,762		61,432

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years ended December 31, 2016 and 2015

	Attributable to equity holders of the Parent Company
(in millions of Korean won)
	Share Capital		Share premium		Retained earnings		Accumulated Other Comprehensive income (loss)		Other Components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2015	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	8,571,130	~~W~~	25,790	~~W~~	(1,260,709)	~~W~~	10,340,968	~~W~~	1,449,320	~~W~~	11,790,288

Comprehensive income
Profit for the year		—		—		552,964		—		—		552,964		78,324		631,288
Changes in value of available-for-sale financial assets		—		—		—		(24,310)		—		(24,310)		(11,706)		(36,016)
Remeasurements of the net defined benefit liability		—		—		(37,914)		—		—		(37,914)		42		(37,872)
Valuation gains on cashflow hedge		—		—		—		13,924		—		13,924		28		13,952
Shares of other comprehensive income of joint ventures and associates		—		—		—		(1,357)		—		(1,357)		(251)		(1,608)
Shares of loss on remeasurements of joint ventures and associates		—		—		(2,109)		—		—		(2,109)		(298)		(2,407)
Exchage differences on translation of foreign operations		—		—		—		(177)		—		(177)		(4,707)		(4,884)

Total comprehensive income for the year		—		—		512,941		(11,920)		—		501,021		61,432		562,453

Transactions with equity holders
Dividends paid to non-controlling interest of subsidiaries		—		—		—		—		—		—		(41,575)		(41,575)
Changes in consolidation scope		—		—		—		—		—		—		(154,188)		(154,188)
Change in ownership interest in subsidiaries		—		—		—		—		(2,968)		(2,968)		2,699		(269)
Appropriation of loss on disposal of treasury stock		—		—		(24,766)		—		24,766		—		—		—
Others		—		—		—		—		6,048		6,048		2,708		8,756

Subtotal		—		—		(24,766)		—		27,846		3,080		(190,356)		(187,276)

Balance at December 31, 2015	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,059,305	~~W~~	13,870	~~W~~	(1,232,863)	~~W~~	10,845,069	~~W~~	1,320,396	~~W~~	12,165,465

Balance at January 1, 2016	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,059,305	~~W~~	13,870	~~W~~	(1,232,863)	~~W~~	10,845,069	~~W~~	1,320,396	~~W~~	12,165,465

Comprehensive income
Profit for the year		—		—		711,089		—		—		711,089		86,755		797,844
Changes in value of available-for-sale financial assets		—		—		—		1,691		—		1,691		5,394		7,085
Remeasurements of net defined benefit liability		—		—		8,531		—		—		8,531		(4,318)		4,213
Valuation loss on cashflow hedge		—		—		—		(11,075)		—		(11,075)		—		(11,075)
Shares of other comprehensive income of associates and joint ventures		—		—		—		(571)		—		(571)		(31)		(602)
Shares of loss on remeasurements of associates and joint ventures		—		—		94		—		—		94		22		116
Exchage differences on translation of foreign operations		—		—		—		(5,347)		—		(5,347)		(60)		(5,407)

Total comprehensive income for the year		—		—		719,714		(15,302)		—		704,412		87,762		792,174

Transactions with owners
Dividends paid by the Controlling Company		—		—		(122,425)		—		—		(122,425)		—		(122,425)
Dividends paid to non-controlling interest of subsidiaries		—		—		—		—		—		—		(61,674)		(61,674)
Change in ownership interest in subsidiaries		—		—		—		—		11,369		11,369		(15,550)		(4,181)
Appropriations of loss on disposal of treasury stock		—		—		(50)		—		50		—		—		—
Subsidiary rights issue		—		—		—		—		—		—		21,769		21,769
Others		—		—		—		—		3,510		3,510		141		3,651

Subtotal		—		—		(122,475)		—		14,929		(107,546)		(55,314)		(162,860)

Balance at December 31, 2016	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,656,544	~~W~~	(1,432)	~~W~~	(1,217,934)	~~W~~	11,441,935	~~W~~	1,352,844	~~W~~	12,794,797

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2016 and 2015

(in millions of Korean won)	2016		2015
Cash flows from operating activities
Cash generated from operations	~~W~~	5,202,520	~~W~~	4,579,260
Interest paid		(372,525)		(436,363)
Interest received		104,679		128,422
Dividends received		10,824		35,768
Income tax paid		(174,748)		(77,122)

Net cash inflow from operating activities		4,770,750		4,229,965

Cash flows from investing activities
Collection of loans		47,887		38,856
Disposal of derivatives		—		176,681
Disposal of available-for-sale financial assets		35,791		243,125
Disposal of investments in associates and joint ventures		11,074		42,946
Disposal of current and non-current financial instruments		293,283		363,260
Disposal of property, plant and equipment and investment properties		93,401		28,303
Disposal of intangible assets		17,891		25,841
Loans granted		(57,400)		(79,136)
Acquisition of available-for-sale financial assets		(44,302)		(99,111)
Acquisition of investments in associates and joint ventures		(38,675)		(12,238)
Acquisition of current and non-current financial instruments		(597,345)		(341,373)
Acquisition of property, plant and equipment and investment properties		(2,764,346)		(3,115,728)
Acquisition of intangible assets		(455,763)		(399,377)
Increase(decrease) in cash due to exclusion from consolidation scope		(2,124)		720,080
Increase(decrease) in cash due to inclusion in consolidation scope		(24,330)		6,003

Net cash outflow from investing activities		(3,484,958)		(2,401,868)

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2016 and 2015

Cash flows from financing activities
Proceeds from borrowings and bonds		1,122,898		5,675,302
Settlement of derivative assets and liabilities, net		(33,199)		(3,371)
Cash inflow from consolidated capital transactions		800		—
Repayments of borrowings and debentures		(1,768,768)		(6,648,177)
Dividends paid to shareholders		(184,099)		(41,575)
Decrease in finance leases liabilities		(75,763)		(146,175)
Cash outflow from consolidated equity transaction		(5,140)		—

Net cash outflow from financing activities		(943,271)		(1,163,996)

Effect of exchange rate change of cash and cash equivalents		(1,674)		6,700

Net increase in cash and cash equivalents		340,847		670,801
Beginning of the year		2,559,464		1,888,663

End of the year	~~W~~	2,900,311	~~W~~	2,559,464

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110 Consolidated Financial Statements, and its 56 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of the end of the reporting period, the Korean government does not own any share in the Controlling Company.

Consolidated Subsidiaries

The consolidated subsidiaries as of December 31, 2016 and 2015, are as follows:

(In millions of Korean won)			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	2016	2015	Financial year end
KT Powertel Co., Ltd. [2]	Trunk radio system business	Korea	44.8%	44.8%	December
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	91.4%	91.4%	December
KT Submarine Co., Ltd. [2,5]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Hitel Co., Ltd.	Data communication	Korea	67.1%	67.1%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT New Business Fund No.1	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	—	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call centre for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd.[5]	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	81.1%	81.1%	December
KTDS Co., Ltd.[5]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M Hows Co., Ltd.	Mobile marketing	Korea	90.0%	65.0%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
KT Music Corporation [4]	Online music production and distribution	Korea	49.9%	49.9%	December
KT Skylife Co., Ltd.[5]	Satellite broadcasting business	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	92.6%	92.6%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTSB Data service	Data centre development and related service	Korea	51.0%	51.0%	December

(In millions of Korean won)			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	2016	2015	Financial year end
KT Innoedu Co., Ltd.	E-learning business	Korea	96.8%	95.6%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Inc.[3]	Online advertisement	Korea	42.8%	45.4%	December
KT Sports	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No.1	Music contents investment business	Korea	80.0%	80.0%	December
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	81.3%	December
Autopion Co., Ltd.	Service for information and communication	Korea	100.0%	100.0%	December
KTCS Corporation [2,5]	Database and online information provider	Korea	30.9%	30.9%	December
KTIS Corporation [2,5]	Database and online information provider	Korea	30.1%	30.0%	December
KT M mobile	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
NgeneBio [4]	Medicine and Pharmacy development business	Korea	49.8%	49.8%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.0%	0.00%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
KT ORS Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
KBTO sp.zo.o.	Electronic communication business	Poland	75.0%	60.0%	December
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	100.0%	December
KT Dutch B.V	Super iMax and East Telecom management	Netherlands	100.0%	100.0%	December
Super iMax LLC	Wireless high speed internet business	Uzbekistan	100.0%	100.0%	December
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.0%	91.0%	December
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0%	100.0%	December
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0%	99.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line communication business	Hong Kong	100.0%	—	December
N SEARCH MARKETING Corp.	Advertising agency business	Korea	100.0%	—	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]	Even though the Controlling Company has less than 50% ownership in these subsidiaries, these entities are consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering historical voting pattern at the shareholders’ meetings.
[3]	Even though the Controlling Company has less than 50% ownership in these subsidiaries, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.

[4]	Even though the Controlling Company has less than 50% ownership in this subsidiary, this entity is consolidated as the Controlling Company holds the potential voting rights by a stock purchase agreement with other investors.
[5]	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

Changes in scope of consolidation in 2016 are as follows:

Changes	Location	Subsidiary	Reason
Included	Korea	Smart Channel Co., Ltd.	Gain of actual control
		K-Realty Rental Housing REIT 2	Newly established
		K-Realty US REIT I	Newly established
		Whowho&Company Co., Ltd.	Spun-off
		KT Strategic Investment Fund No.3	Newly established
		N SEARCH MARKETING Corp	Acquisition of share
	Hong Kong	KT Hongkong Telecommunications Co., Ltd.	Newly established
Excluded	Korea	K-Realty Rental Housing REIT 1	Decrease in percentage of ownership
		K-Realty Rental Housing REIT 2	Decrease in percentage of ownership
		Smart Channel Co., Ltd.	Bankrupt
		K-REALTY US Rental Housing REIT 2	Liquidation
		KTC Media Contents Fund 2	Liquidation

A summary of financial data of the major consolidated subsidiaries as of and for the years ended December 31, 2016 and 2015, follows:

(In millions of Korean won)	2016
	Total assets		Total liabilities		Operating revenue		Profit (loss) for the year
KT Powertel Co., Ltd.	~~W~~	113,725	~~W~~	19,899	~~W~~	80,365	~~W~~	202
KT Linkus Co., Ltd.		64,318		56,953		117,242		(3,830)
KT Submarine Co., Ltd.		156,993		55,573		83,960		5,146
KT Telecop Co., Ltd.		265,553		132,344		313,928		143
KT Hitel Co., Ltd.		249,202		46,941		198,739		4,298
KT Service Bukbu Co., Ltd.		32,863		24,580		182,624		694
KT Service Nambu Co., Ltd.		32,621		24,282		218,522		772
BC Card Co., Ltd.[1]		3,651,065		2,602,404		3,566,938		163,131
H&C Network[1]		272,110		80,983		266,402		14,749
Nasmedia, Inc.[1]		263,925		159,502		69,943		11,972
KTDS Co., Ltd.[1]		197,970		151,644		475,963		10,838
KT M Hows Co., Ltd.		28,539		18,466		19,817		2,865
KT M&S Co., Ltd.		247,854		227,507		721,000		(12,955)
KT Music Corporation		110,080		41,953		111,287		8,235
KT Skylife Co., Ltd.[1]		777,948		231,452		665,053		68,863
KT Estate Inc.[1]		1,658,164		286,715		388,720		49,541
KTSB Data service		20,075		759		5,136		(1,983)
KT Innoedu Co., Ltd.		6,477		7,259		15,524		103
KT Sat Co., Ltd.		744,653		253,041		144,438		36,266
KT Sports		16,925		13,573		48,356		(198)
KT Music Contents Fund No.1		10,592		331		349		103
KT-Michigan Global Content Fund		16,250		163		133		(514)
Autopion Co., Ltd.		6,163		2,794		7,761		(409)
KT M mobile		131,446		20,369		112,006		(40,041)
KT Investment Co., Ltd.[1]		39,506		23,123		10,130		(1,832)
NgeneBio		6,361		4,733		229		(1,833)
KTCS Corporation[1]		327,128		171,012		953,674		7,892
KTIS Corporation		221,176		63,871		436,730		9,991
Korea Telecom Japan Co., Ltd.		3,592		5,374		4,380		(1,391)
Korea Telecom China Co., Ltd.		532		188		930		60
KT Dutch B.V.		34,197		73		166		85
Super iMax LLC		10,308		6,734		10,303		(1,802)
East Telecom LLC		31,885		16,554		27,271		3,257

Korea Telecom America, Inc.	4,464	1,306	7,110	181
PT. KT Indonesia	16	—	—	(7)
KT Rwanda Networks Ltd.	167,112	149,421	13,217	(31,455)
KT Belguium	79,391	7	—	(67)
KT ORS Belgium	2,013	23	—	(46)
KBTO sp.zo.o.	1,166	2,378	21	(2,587)
AOS Ltd.	10,025	10,683	14,475	(1,123)
KT Hongkong Telecommunications Co., Ltd.	1,571	956	1,568	120

(In millions of Korean won)	2015
	Total assets		Total liabilities		Operating revenue		Profit (loss) for the year
KT Powertel Co., Ltd.	~~W~~	113,515	~~W~~	21,182	~~W~~	103,851	~~W~~	(32,417)
KT Linkus Co., Ltd.		77,141		65,745		114,345		3,449
KT Submarine Co., Ltd.		160,314		63,518		66,418		4,145
KT Telecop Co., Ltd.		269,191		134,966		300,648		(7,593)
KT Hitel Co.,Ltd.		235,757		33,938		160,545		7,258
KT Service Bukbu Co., Ltd.[2]		31,879		22,627		89,121		(4,630)
KT Service Nambu Co., Ltd.[2]		20,729		10,567		109,998		(5,055)
BC Card Co., Ltd.[1]		2,963,952		1,945,634		3,504,095		218,969
H&C Network[1]		248,189		70,635		240,889		19,513
Nasmedia, Inc.		141,733		72,202		45,490		9,916
KTDS Co., Ltd.[1]		162,518		116,654		422,599		12,836
KT M Hows Co., Ltd.		25,093		17,980		19,350		1,728
KT M&S Co., Ltd.		256,246		217,892		852,778		(18,776)
KT Music Corporation		90,518		30,704		89,179		3,446
KT Skylife Co., Ltd.[1]		711,294		217,850		660,957		72,987
KT Estate Inc.[1]		1,539,899		187,368		323,917		34,090
KTSB Dataservice		23,063		1,730		4,384		(2,444)
KT Innoedu Co., Ltd.		5,858		7,585		18,087		(4,288)
KT Sat Co., Ltd.		679,959		210,110		133,228		27,174
KT Sports		15,341		11,643		51,674		(3,836)
KT Music Contents Fund No.1		10,206		47		468		(111)
KT-Michigan Global Content Fund		5,401		—		436		(209)
Autopion Co., Ltd.		7,102		3,317		10,574		1,123
KT M mobile		64,756		13,121		42,436		(36,725)
KT Investment Co., Ltd.[1]		49,485		30,827		2,615		(219)
NgeneBio		7,894		4,683		—		(434)
KTCS Corporation[1]		346,949		194,367		1,065,847		13,685
KTIS Corporation		211,164		55,370		461,098		15,041
Korea Telecom Japan Co., Ltd.		13,889		14,393		25,334		(248)
Korea Telecom China Co., Ltd.		909		198		874		(95)
KT Dutch B.V.		29,402		27		161		118
Super iMax LLC		14,962		8,186		8,223		(2,220)
East Telecom LLC		30,833		17,066		23,910		664
Korea Telecom America, Inc.		6,016		1,378		6,391		156
PT. KT Indonesia		22		—		—		(9)
KT Rwanda Networks Ltd.		188,951		147,653		5,706		(28,721)
KT Belguium		77,058		4		—		(127)
KT ORS Belgium		1,996		20		—		(75)
KBTO sp.zo.o.		1,471		1,817		—		(328)
AOS Ltd.		11,928		12,187		8,712		(923)

[1]	These companies are the intermediate parent companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	These entities were newly consolidated for the years ended December 31, 2015. Only operating revenues and net income subsequent to the inclusion of consolidation scope are disclosed above.

2.	Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Group in the preparation of its financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1    Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

Certain accounts within the consolidated statement of financial position as of December 31, 2015 presented for comparative purpose have been reclassified in accordance with presentation method used in consolidated statement of financial position as of December 31, 2016. These reclassifications do not have any impacts on net asset and profit or loss reported as of and for the year ended December 31, 2015.

2.2    Changes in Accounting Policy and Disclosures

(1)	New standards and amendments adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2016. The adoption of these amendments did not have any material impact on the consolidated financial statements.

- Disclosure Initiative – Amendments to Korean IFRS 1001 Presentation of Financial Statements

Korean IFRS 1001 Presentation of Financial Statements clarifies that materiality applies to the exclusion or inclusion or aggregation of the disclosures in the notes. And also, clarifies that the share of OCI arising from equity-accounted should be presented in total for items which will and will not be reclassified to profit or loss. Additional amendments are made in relation to a particular order of the notes and other.

- Clarification of Acceptable methods of Depreciation and Amortization – Amendments to Korean IFRS 1016 Property, Plant and Equipment, and Korean IFRS 1038 Intangible assets

Amendments to Korean IFRS 1016 Property, Plant and Equipment clarify that a revenue-based method should not be used to calculate the depreciation of items of property, plant and equipment. Korean IFRS 1038 Intangible assets now includes a rebuttable presumption that the amortization of intangible assets based on revenue is inappropriate. This presumption can be overcome if either; the intangible asset is expressed as a measure of revenue, or it can be shown that revenue and the consumption of economic benefits generated by the asset are highly correlated.

- Investment entities: Applying the Consolidation Exception – Amendments to Korean IFRS 1110 Consolidated Financial Statements, Korean IFRS 1028 Investments in Associates and Joint Ventures, and Korean IFRS 1112 Disclosures of Interests in Other Entities

•	Amendments made to Korean IFRS 1110 Consolidated Financial Statements clarify that the exception from preparing consolidated financial statement is also available to intermediate parent entities which are subsidiaries of investment entities. If an investment entity has a subsidiary that is an investment entity and whose activities are providing services that related to the investment entity’s investment activities, the investment entity measures the subsidiary at fair value through profit or loss.

•	Amendments made to Korean IFRS 1028 Investments in Associates and Joint Ventures clarify that entities which are not investment entities but have an interest in an associate which is an investment entity have a policy choice when applying the equity method of accounting.

•	Amendments made to Korean IFRS 1112 Disclosures of Interests in Other Entities clarify that an investment entity which does not prepare consolidated financial statements should present disclosures relating to investment entities required by Korean IFRS 1112.

- Accounting for Acquisitions of Interests in Joint Operations – Amendments to Korean IFRS 1111 Joint Arrangements

Amendments to Korean IFRS 1111 Joint Arrangements clarify the accounting for the acquisition of an interest in a joint operation where the activities of the operation constitute a business. An investor requires to apply the principles of business combination accounting when the investor acquires an interest in a joint operation that constitutes a business.

- Annual Improvements to Korean IFRS 2012-2014 Cycle

Annual Improvements to Korean IFRS 2012-2014 Cycle consist of the following amendments. The application does not have a material impact on the consolidated financial statements.

•	Korean IFRS 1105 Non-current Assets Held for Sale and Discontinued Operation clarifies when an asset (or disposal group) is reclassified from ‘held for sale’ to ‘held for distribution’ or vice versa, this does not have to be accounted for as such.

•	Korean IFRS 1107 Financial Instruments: Disclosures clarifies the specific guidance for transferred financial assets to help management determine whether the terms of a servicing arrangement constitute ‘continuing involvement’, and also clarifies that the additional disclosures relating to the amendments in 2012 ‘Offsetting of Financial Assets and Financial Liabilities’ only need to be included in interim reports if required by Korean IFRS 1034 Interim Financial Reporting.

•	Korean IFRS 1019 Employee Benefits clarifies that when determining the discount rate for post-employment benefit obligations, it is the currency in which the liabilities are denominated that is important, and not the country where they arise.

•	Korean IFRS 1034 Interim Financial Reporting clarifies what is meant by the reference in the standard to ‘information disclosed elsewhere in the interim financial report’; and also amended requirements for a cross-reference from the interim financial statements to the location of that information.

- Korean IFRS 1011 Construction Contract, Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 2115 Arrangements for Property Construction

These standards and interpretation clarify the accounting information disclosure requirement for construction contracts. The accounting estimates and potential risk information of the construction contracts should be disclosed in detail by either individual construction or operating segment.

(2)	New standards, amendments and interpretations not yet adopted

Certain new accounting standards and interpretations that have been published that are not mandatory for December 31, 2016 reporting periods and have not been early adopted by the Group are set out below.

- Amendments to Korean IFRS 1007 Statement of Cash Flows

Amendments to Korean IFRS 1007 Statement of Cash flows requires to provide disclosures that enable used of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows. The Group will apply this amendment for annual reporting periods beginning on or after January 1, 2017 with early application permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

- Amendments to Korean IFRS 1012 Income Tax

Amendments to Korean IFRS 1012 clarify how to account for deferred tax assets related to debt instruments measured at fair value. Korean IFRS 1012 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice. The Group will apply the amendments for annual periods beginning on or after January 1, 2017 with early application permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

- Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarifies accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. And also, clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The Group will apply the amendments for annual periods beginning on or after January 1, 2018 with early application permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

- Korean IFRS 1109, Financial Instruments

The new standard for financial instruments issued on September 25, 2015 are effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Group will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, an entity is not required to restate prior period in relation to classification and measurement (including impairment) of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Group’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Group and macroeconomic variables. The following areas are likely to be affected in general with the implementation of Korean IFRS 1109. The Group is in preparation for analyzing the effects to the consolidated financial statement.

(a)	Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Group’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. For hybrid (combined) instruments, if the Group is unable to measure an embedded derivative separately from its host contract, financial assets with embedded derivatives are classified in their entirety.

Business model for the contractual cash flows characteristics	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]

Hold the financial asset for the collection of the contractual cash flows and trading	Recognized at fair value through other comprehensive income [1]	Recognized at fair value through profit or loss[2]

Hold for trading	Recognized at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
[2]	Equity investments not held for trading can be recorded in other comprehensive income (irrevocable).

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result an extended fluctuation in profit or loss.

As of December 31, 2016, the Group owns loan and trade receivables of ~~W~~ 9,657,336 million, financial assets available-for-sales of ~~W~~ 404,774 million.

According to Korean IFRS 1109, equity instruments that are not held for trading, the Group can make an irrevocable election at initial recognition to classify the instruments as assets measured at fair value through other comprehensive income, which all subsequent changes in fair value being recognized in other comprehensive income and not recycled to profit or loss. As at December 31, 2016, the Group holds equity instruments of ~~W~~ 378,090 million classified as financial assets available-for-sale.

According to Korean IFRS 1109, debt instruments those contractual cash flows do not represent solely payments of principal and interest and held for trading, and equity instruments that are not designated as instruments measured at fair value through other comprehensive income are measured at fair value through profit or loss.

(b)	Impairment: Financial Assets and Contract Assets

Korean IFRS 1109 sets out a new forward looking ‘expected loss’ impairment model which replaces the incurred loss model under Korean IFRS 1039 and applies to:

•	Financial assets measured at amortized cost

•	Debt investments measured at fair value through other comprehensive income, and

•	Certain loan commitments and financial guaranteed contracts.

And the Group could recognize credit losses early in accordance with Korean IFRS 1039. The Group holds debt instrument of ~~W~~ 9,687,479 million (Loan and trade receivables of ~~W~~ 9,657,336 million, Held-to-maturity 30,143 million). For this assets, the Group provides loss allowance of ~~W~~ 612,487 million.

(c)	Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-120%) to ensure that the hedging relationship has been highly effective throughout the reporting period. As of December 31, 2016, the Group applies the hedge accounting to its assets, liabilities that amount to ~~W~~ 227,318 million, ~~W~~ 14,928 million respectively.

- Korean IFRS 1115 Revenue from Contracts with Customers

The Group will apply Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 for annual reporting periods beginning on or after January 1, 2018, and earlier application is permitted. This standard replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers. The Group must apply Korean IFRS 1115 Revenue from Contracts with Customers within annual reporting periods beginning on or after January 1, 2018, and will apply the standard retrospectively to prior reporting period presented in accordance with Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors and apply simplified transition method with no restatement for completed contracts and other as of January 1, 2017.

The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

The Group had organized separate TF team since December 31, 2014 for preparation of implementing Korean IFRS 1115 Revenue from Contracts with Customers. Also the Group develops the internal control system and constructs accounting process system by analyzing the Group’s revenue structure with accounting firm and computation expert. Korean IFRS 1115 will affect not only accounting method but also the general business practice including strategy for sales and business attitude. Therefore, the Group opens an orientation program for both Group’s directors and employees, and periodically reports to the managements about plan for implementation and progress.

As at the December 31, 2016 the Group is analyzing the effects on the consolidated financial statement with the implementation of Korean IFRS 1115. The Group plans to perform detailed analysis on financial effects of applying the standard until March 31, 2018 and will disclose the result of the analysis in the notes on the consolidated financial statement as of March 31, 2018. The Group identified the following areas are likely to be affected in general.

(a)	Identifying performance obligations

The Group provides telecommunication services and sells handsets as their main business. With the implementation of Korean IFRS 1115, the Group identifies performance obligations with a customer such as providing telecommunication services, selling handsets and other. The timing of revenue recognition depends on a performance obligation is satisfied at a point in time or over time. Where a performance obligation is satisfied over time, the related revenue is also recognized over time.

(b)	Allocation the transaction price

With implementation of Korean IFRS 1115, the Group allocated the transaction price to each performance obligation identified in a contract based on the relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Group sells that good or service separately in similar circumstances and to similar customers.

(c)	Incremental costs of obtaining a contract

The Group pays the commission fees when new customer subscribe for telecommunication services. The incremental costs of obtaining a contract are those commission fess that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained.

According to Korean IFRS 1115, the Group recognizes as an asset the incremental cost of obtaining contract and amortize it through the contract period. However, as a practical expedient, the Group may recognize the incremental costs of obtaining a contracts as an expense when incurred if the amortization period of the asset is one year or less.

2.3    Consolidation

The Group has prepared the consolidated financial statements in accordance with Korean IFRS 1110 Consolidated Financial Statements.

(1)	Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(2)	Changes in ownership interests in subsidiaries without change of control

Any difference between the amount of the adjustment to non-controlling interest that do not result in a loss of control and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Controlling Group.

(3)	Disposal of subsidiaries

When the Group ceases to consolidate for a subsidiary because of a loss of control, any retained interest in the subsidiary is remeasured to its fair value with the change in carrying amount recognized in profit or loss.

(4)	Associates

Associates are all entities over which the Group has significant influence, and investments in associates are initially recognized at acquisition cost using the equity method. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If there is any objective evidence that the investment in the associate is impaired, the Group recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss.

(5)	Joint arrangement

A joint arrangement, wherein two or more parties have joint control, is classified as either a joint operation or a joint venture. A joint operator recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. A joint venture has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4 Segment	Reporting

Information of each operating segment is reported in a manner consistent with the business segment reporting provided to the chief operating decision-maker (Note 34). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

2.5 Foreign	Currency Translation

(1)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the each entity operates (the “functional currency’). The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional and presentation currency.

(2)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

(3)	Translation to the presentation currency

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period,

•	income and expenses for each statement of profit or loss are translated at average exchange rates,

•	equity is translated at the historical exchange rate, and

•	all resulting exchange differences are recognized in other comprehensive income.

2.6	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

2.7	Financial Assets

(1)	Classification and measurement

The Group classifies its financial assets into the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. And, loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are recognized in profit or loss within other income or other expenses. Gains or losses arising from changes in the available-for-sale financial assets are recognized in other comprehensive income, and amounts are reclassified to profit or loss when the associated assets are sold or impaired.

(2)	Impairment

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a group of financial assets that can be reliably estimated.

Impairment of loans and receivables is presented as a deduction in an allowance account. Impairment of other financial assets is directly deducted from their carrying amount. The Group writes off financial assets when the assets are determined to be no longer recoverable.

The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	For economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

(3)	Derecognition

If the Group transfers a financial asset and the transfer does not result in derecognition because the Group has retained substantially of all risks and rewards of ownership of the transferred asset due to a recourse in the event the debtor defaults, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The related financial liability is classified as ‘borrowings’ in the statement of financial position.

(4)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

2.8	Derivative Instruments

Derivatives are initially recognized at fair value on the date when a derivative contract is entered into and are subsequently remeasured at their fair value. Changes in the fair value of the derivatives that are not qualified for hedge accounting are recognized in the statement of profit or loss within ‘other income (expenses)’ and ‘finance income (expenses)’ according to the nature of transactions.

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of profit or loss.

The Group applies cash flow hedge accounting to hedge the risks of foreign exchange and interest rates of the variable rate foreign currency bonds. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately as finance income (expenses) in the statement of profit or loss. Amounts of changes in fair value of effective hedging instruments accumulated in other comprehensive income are recognized as ‘finance income (expenses)’ for the periods when the corresponding transactions affect profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that is reported in other comprehensive income is recognized as ‘finance income (expenses)’.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

2.9	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit which is determined using the specific identification method.

2.10	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as assets held-for-sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

2.11	Property and Equipment

Property and equipment are stated at its cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property, plant, and equipment, except for land is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

Estimated Useful Life
Buildings	5 – 40 years
Structures	5 – 40 years
Machinery and equipment	2 – 40 years
(Telecommunications equipment and others)
Others
Vehicles	4 – 6 years
Tools	4 – 6 years
Office equipment	2 – 6 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.12	Investment Property

Investment property is a property held to earn rentals or both. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

2.13 Intangible Assets

(1)	Goodwill

Goodwill is measured as explained in Note 2.3 (1) and goodwill arising from acquisition of subsidiaries and business are included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

(2)	Intangible assets except goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) and broadcast rights that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Life
Development costs	5 – 6 years
Software	6 years
Industrial property rights	5 – 50 years
Frequency usage rights	5 – 15 years
Others[1]	2 – 50 years

[1]	Membership rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

2.14 Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

2.15 Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within ‘other income’.

2.16 Impairment of Non-Financial Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at the end of reporting period.

2.17 Financial Liabilities

(1)	Classification and measurement

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading and designated as financial liabilities at fair value through profit or loss. Financial liabilities held for trading are financial liabilities that are incurred principally for the purpose of repurchasing them in the near term and derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives. Financial liabilities that the Group designated as at fair value through profit or loss are structured financial liabilities containing embedded derivatives issued by the Group.

As it was unable to measure the embedded derivatives separately from its host contract, the Group designated the entire hybrid contact as at fair value through profit or loss. The financial liability that the Group designated as at fair value through profit or loss is a foreign convertible bond.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and presented as ‘trade payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

Preferred shares that provide for a mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares calculated using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

(2)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished, for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified.

2.18 Financial Guarantee Contracts

Financial guarantees contracts provided by the Group are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	the amount determined in accordance with Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets; or

•	the amount initially recognized less cumulative amortization in accordance with Korean IFRS 1018 Revenue.

2.19 Compound Financial Instruments

Compound financial instruments are convertible bonds that can be converted into equity instruments at the option of the holder. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially on the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

2.20 Employee Benefits

(1)	Post-employment benefits

The Group operates both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

(2)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

2.21 Share-based payments

Equity-settled share-based payment is recognized at fair value of equity instruments on grant date, and employee benefit expense is recognized over the vesting period. At the end of each period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

When the options are exercised, the Group issues new shares. The proceeds received, net of any directly attributable transaction costs, are recognized as share capital (nominal value) and share premium.

2.22 Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation, and the increase in the provision due to passage of time is recognized as interest expense.

2.23 Leases

(1)	Lessee

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases where all the risks and rewards of ownership are not transferred to the Group are classified as operating leases. Lease payments under operating leases are recognized as expenses on a straight-line basis over the lease term.

Leases where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized as lease assets and liabilities at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments.

(2)	Lessor

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership at the inception of the lease. A lease other than a finance lease is classified as an operating lease. Lease income from operating leases is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred by the lessor in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

2.24 Share Capital

The Group classifies ordinary shares as equity. Where the Controlling Company purchases its own shares, the consideration paid, including any directly attributable incremental costs, is deducted from equity until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is including in equity attributable to the equity holders of the Controlling Company.

2.25 Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal activities of the Group. Amounts disclosed as revenue are net of value added taxes, returns, rebates and discounts and after elimination of intra-group transactions.

The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the Group; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(1)	Rendering of Services

When providing interconnection or telecommunications service to a customer based on service plans, the related revenue is recognized at the time service is provided. If the customer uses the telecommunications equipment according to the service plans, the related revenue is recognized on straight-line basis over the contract period. Revenue related to the other telecommunications services is recognized when the service is provided to the customer.

For other services, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with such a transaction is recognized by reference to the stage of performance of the services. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

(2)	Sales of goods

The Group sells a range of handsets. Revenue from the sale of goods is recognized when products are delivered to the purchaser.

(3)	Interest income

Interest income is recognized using the effective interest method according to the time passed. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(4)	Commission fees

Commission fees related to credit card business are recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues from acquiree fee, agent fee, optional service fees, member service fees and credit card service charge are measured at the fair value of the consideration received and recognized on an accrual basis.

(5)	Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(6)	Dividend income

Dividend income is recognized when the right to receive payment is established.

(7)	Customer loyalty program

The Group operates a customer loyalty program where customers accumulate points for purchases made which entitle them to discounts on future purchases. The reward points are recognized as a separately identifiable component of the initial sale transaction. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the reward points and the other components of the sale. The fair value of the reward points is measured by taking into account the proportion of the reward points that are not expected to be redeemed by customers. Revenue from the reward points is recognized when the points are redeemed.

2.26 Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Tax is recognized on the profit for the period in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

Management periodically evaluates tax policies that are applied in tax returns in which applicable tax regulation is subject to interpretation. The Group recognizes current income tax on the basis of the amount expected to be paid to the tax authorities.

Deferred tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as expected tax consequences at the recovery or settlement of the carrying amounts of the assets and liabilities. However, deferred tax assets and liabilities are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amount will be available to utilize those temporary differences and losses.

Deferred tax liability is recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax asset is recognized for deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.27 Dividend

Dividend distribution to the Group’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Group’s shareholders.

2.28 Approval of Issuance of the Financial Statements

The issuance of the December 31, 2016 consolidated financial statements of the Group was approved by the Board of Directors on January 31, 2017, which is subject to change with approval of the shareholders at the annual shareholders’ meeting.

3.	Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated with consideration to factors such as events reasonably predictable in the foreseeable future within the present circumstance according to historical experience. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

3.1	Impairment of Goodwill

The Group tests whether goodwill has suffered any impairment on an annual basis. The recoverable amount of cash-generating units (CGUs) is determined based on value-in-use calculations (Note 12).

3.2	Income Taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note 30).

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System For Recirculation of Corporate Income, the Group is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Group’s income tax is dependent on the investments, increase in wages and dividends, there is an uncertainty in measuring the final tax effects.

3.3	Fair Value of Derivatives and Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 37).

3.4	Provision for Impairment

The Group recognizes provisions for accounting of estimated loss in customers’ insolvency. When the provision for impairment is estimated, it is based on the aging analysis of trade receivables balances, incurred loss experience, customers’ credit rates and changes of payment terms. If the customer’s financial position becomes worse, the actual loss amount will be increased more than the estimated.

3.5	Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 17).

For more details of the notes, please refer to the Consolidated Audit Report that has been filed on SEC as a 6-K on March 3, 2017

KT Separate Financial Statements

KT Corporation

Separate Statements of Financial Position

December 31, 2016 and 2015

(in millions of Korean won)	2016		2015
Assets
Current assets
Cash and cash equivalents	~~W~~	1,602,397	~~W~~	1,126,991
Trade and other receivables		2,590,161		2,974,117
Other financial assets		289,613		2,051
Inventories		178,096		327,240
Current income tax assets		—		1,942
Other current assets		190,812		204,579

Total current assets		4,851,079		4,636,920

Non-current assets
Trade and other receivables		622,045		605,181
Other financial assets		198,777		218,582
Property and equipment		11,961,193		12,144,964
Investment property		662,985		683,511
Intangible assets		2,337,549		1,804,083
Investments in subsidiaries, associates and joint ventures		3,638,856		3,541,837
Deferred income tax assets		401,346		556,488
Other non-current assets		26,507		30,929

Total non-current assets		19,849,258		19,585,575

Total assets	~~W~~	24,700,337	~~W~~	24,222,495

KT Corporation

Separate Statements of Financial Position

December 31, 2015 and 2014

(in millions of Korean won)	2016		2015
Liabilities and equity
Current liabilities
Trade and other payables	~~W~~	4,181,092	~~W~~	4,111,275
Borrowings		1,608,064		1,510,933
Other financial liabilities		—		40,710
Current income tax liabilities		22,551		—
Accrued provisions		92,007		101,163
Deferred revenue		29,298		90,507
Other current liabilities		94,659		124,244

Total current liabilities		6,027,671		5,978,832

Non-current liabilities
Trade and other payables		1,135,738		620,306
Borrowings		5,960,983		6,608,665
Other financial liabilities		13,386		18,385
Defined benefit liabilities		284,931		429,936
Accrued provisions		92,388		82,190
Deferred revenue		79,416		87,386
Other non-current liabilities		21,305		12,839
Total non-current liabilities		7,588,147		7,859,707
Total liabilities		13,615,818		13,838,539
Equity
Capital stock		1,564,499		1,564,499
Share premium		1,440,258		1,440,258
Retained earnings		9,156,204		8,446,950
Accumulated other comprehensive loss		(32,091)		(17,270)
Other components of equity		(1,044,351)		(1,050,481)

Total equity		11,084,519		10,383,956

Total liabilities and equity	~~W~~	24,700,337	~~W~~	24,222,495

KT Corporation

Separate Statements of Income

Years ended December 31, 2016 and 2015

(in millions of Korean won, except per share amounts)
	2016		2015
Operating revenue	~~W~~	17,028,868	~~W~~	16,942,357
Operating expenses		15,969,277		16,078,497

Operating profit(loss)		1,059,591		863,860
Other income		513,927		1,045,760
Other expenses		325,448		536,239
Finance income		257,016		243,050
Finance costs		470,490		606,000

Profit(loss) before income tax benefit		1,034,596		1,010,431
Income tax expense(benefit)		225,266		240,107

Profit(loss) for the year	~~W~~	809,330	~~W~~	770,324

Earnings(loss) per share
Basic earnings(loss) per share	~~W~~	3,305	~~W~~	3,146
Diluted earnings(loss) per share		3,304		3,146

KT Corporation

Separate Statements of Comprehensive Income

Years ended December 31, 2016 and 2015

(in millions of Korean won)	2016		2015
Profit(loss) for the year	~~W~~	809,330	~~W~~	770,324

Other comprehensive income(loss)
Items not reclassifiable subsequently to profit or loss:
Remeasurements of the net defined benefit liability		22,399		(28,033)
Items reclassifiable subsequently to profit or loss:
Changes in value of available-for-sale financial assets		(164)		8,596
Net reclassification adjustment for realized gains of available-for-sale financial assets		(2,941)		(18,023)
Net valuation gains (losses) on cashflow hedges		64,155		114,749
Net reclassification adjustment for cashflow hedges		(75,871)		(98,399)

Total other comprehensive income(loss)	~~W~~	7,578	~~W~~	(21,110)

Total comprehensive profit(loss) for the year	~~W~~	816,908	~~W~~	749,214

KT Corporation

Separate Statements of Changes in Equity

Years ended December 31, 2016 and 2015

(in millions of Korean won)
	Capital stock		Share premium		Retained earnings		Accumulated other comprehensive income (loss)		Other components of equity		Total
Balance as of January 1, 2015	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	7,729,425	~~W~~	(24,193)	~~W~~	(1,104,135)	~~W~~	9,605,854

Comprehensive income
Profit for the year		—		—		770,324		—		—		770,324
Valuation of available-for-sale financial assets		—		—		—		(9,427)		—		(9,427)
Remeasurement of net defined benefit liabilities		—		—		(28,033)		—		—		(28,033)
Valuation of derivatives used for hedging		—		—		—		16,350		—		16,350

Total Comprehensive income(loss) for the year		—		—		742,291		6,923		—		749,214

Transactions with equity holders
Appropriation of loss on disposal of treasury stock		—		—		(24,766)		—		24,766		—
Merger of subsidiaries spun-off		—		—		—		—		25,198		25,198
Others		—		—		—		—		3,690		3,690

Balances as of December 31, 2015	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	8,446,950	~~W~~	(17,270)	~~W~~	(1,050,481)	~~W~~	10,383,956

Balance as of January 1, 2016	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	8,446,950	~~W~~	(17,270)	~~W~~	(1,050,481)	~~W~~	10,383,956

Comprehensive income
Profit for the year		—		—		809,330		—		—		809,330
Changes in value of available-for-sale financial assets		—		—		—		(3,105)		—		(3,105)
Remeasurement of the net defined benefit liability		—		—		22,399		—		—		22,399
Valuation losses on cashflow hedge		—		—		—		(11,716)		—		(11,716)

Total Comprehensive income(loss) for the year		—		—		831,729		(14,821)		—		816,908

Transactions with equity holders
Dividends		—		—		(122,425)		—		—		(122,425)
Appropriation of loss on disposal of treasury stock		—		—		(50)		—		50		—
Others		—		—		—		—		6,080		6,080

Balances as of December 31, 2016	~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,156,204	~~W~~	(32,091)	~~W~~	(1,044,351)	~~W~~	11,084,519

KT Corporation

Separate Statements of Cash Flows

Years ended December 31, 2016 and 2015

(in millions of Korean won)
	2016		2015
Cash flows from operating activities
Cash generated from operations	~~W~~	4,577,190	~~W~~	3,812,885
Interest paid		(362,636)		(371,246)
Interest received		77,306		23,934
Dividends received		172,962		101,756
Income tax paid		(46,174)		1,721

Net cash inflow from operating activities		4,418,648		3,569,050

Cash flows from investing activities
Collection of loans		43,131		27,355
Disposal of derivatives		—		176,681
Disposal of financial instruments		1,050		13,521
Disposal of available-for-sale financial assets		28,127		39,510
Acquisition of financial assets at fair value through profit or loss		—		—
Disposal of property and equipment		44,074		26,277
Disposal of intangible assets		10,381		20,965
Cash inflow due to a merger		—		66,513
Originations of loans		(55,284)		(73,910)
Acquisition of current financial instruments		(160,000)		(1,184)
Acquisitions of available-for-sale financial assets		(41,757)		(9,263)
Acquisition of Investments in subsidiaries, associates and joint ventures		(147,540)		(164,528)
Acquisition of property and equipment		(2,392,924)		(2,395,953)
Acquisition of intangible assets		(383,076)		(275,709)

Net cash outflow from in investing activities		(3,044,280)		(1,705,522)

Cash flows from financing activities
Proceeds from borrowings and bonds		846,730		4,407,764
Settlement of derivatives assets and liabilities, net		(33,193)		(3,897)
Repayments of borrowings and bonds		(1,512,700)		(5,468,740)
Dividend paid		(122,425)		—
Decrease in finance leases liabilities		(75,439)		(143,771)

Net cash outflow from financing activities		(897,027)		(1,208,644)

Effect of exchange rate change on cash and cash equivalents		(1,935)		2,852

Net increase in cash and cash equivalents		475,406		657,736
Cash and cash equivalents
Beginning of the year		1,126,991		469,255

End of the year	~~W~~	1,602,397	~~W~~	1,126,991

1.	General information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued at the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. At the end of reporting period, the Korean government does not own any share in the Company.

2.	Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

A.	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The preparation of the separate financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policy and Disclosures

(3)	New standards and amendments adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2016. The adoption of these amendments did not have any material impact on the separate financial statements.

- Disclosure Initiative – Amendments to Korean IFRS 1001 Presentation of Financial Statements

Korean IFRS 1001 Presentation of Financial Statements clarifies that materiality applies to the exclusion or inclusion or aggregation of the disclosures in the notes. And also, clarifies that the share of OCI arising from equity-accounted should be presented in total for items which will and will not be reclassified to profit or loss. Additional amendments are made in relation to a particular order of the notes and other.

- Clarification of Acceptable methods of Depreciation and Amortization – Amendments to Korean IFRS 1016 Property, Plant and Equipment, and Korean IFRS 1038 Intangible assets

Amendments to Korean IFRS 1016 Property, Plant and Equipment clarify that a revenue-based method should not be used to calculate the depreciation of items of property, plant and equipment. Korean IFRS 1038 Intangible assets now includes a rebuttable presumption that the amortization of intangible assets based on revenue is inappropriate. This presumption can be overcome if either; the intangible asset is expressed as a measure of revenue, or it can be shown that revenue and the consumption of economic benefits generated by the asset are highly correlated.

- Investment entities: Applying the Consolidation Exception – Amendments to Korean IFRS 1110 Consolidated Financial Statements, Korean IFRS 1028 Investments in Associates and Joint Ventures, and Korean IFRS 1112 Disclosures of Interests in Other Entities

•	Amendments made to Korean IFRS 1110 Consolidated Financial Statements clarify that the exception from preparing consolidated financial statement is also available to intermediate parent entities which are subsidiaries of investment entities. If an investment entity has a subsidiary that is an investment entity and whose activities are providing services that related to the investment entity’s investment activities, the investment entity measures the subsidiary at fair value through profit or loss.

•	Amendments made to Korean IFRS 1028 Investments in Associates and Joint Ventures clarify that entities which are not investment entities but have an interest in an associate which is an investment entity have a policy choice when applying the equity method of accounting.

•	Amendments made to Korean IFRS 1112 Disclosures of Interests in Other Entities clarify that an investment entity which does not prepare consolidated financial statements should present disclosures relating to investment entities required by Korean IFRS 1112.

- Accounting for Acquisitions of Interests in Joint Operations – Amendments to Korean IFRS 1111 Joint Arrangements

Amendments to Korean IFRS 1111 Joint Arrangements clarify the accounting for the acquisition of an interest in a joint operation where the activities of the operation constitute a business. An investor requires to apply the principles of business combination accounting when the investor acquires an interest in a joint operation that constitutes a business.

- Annual Improvements to Korean IFRS 2012-2014 Cycle

Annual Improvements to Korean IFRS 2012-2014 Cycle consist of the following amendments. The application does not have a material impact on the separate financial statements.

•	Korean IFRS 1105 Non-current Assets Held for Sale and Discontinued Operation clarifies when an asset (or disposal group) is reclassified from ‘held for sale’ to ‘held for distribution’ or vice versa, this does not have to be accounted for as such.

•	Korean IFRS 1107 Financial Instruments: Disclosures clarifies the specific guidance for transferred financial assets to help management determine whether the terms of a servicing arrangement constitute ‘continuing involvement’, and also clarifies that the additional disclosures relating to the amendments in 2012 ‘Offsetting of Financial Assets and Financial Liabilities’ only need to be included in interim reports if required by Korean IFRS 1034 Interim Financial Reporting.

•	Korean IFRS 1019 Employee Benefits clarifies that when determining the discount rate for post-employment benefit obligations, it is the currency in which the liabilities are denominated that is important, and not the country where they arise.

•	Korean IFRS 1034 Interim Financial Reporting clarifies what is meant by the reference in the standard to ‘information disclosed elsewhere in the interim financial report’; and also amended requirements for a cross-reference from the interim financial statements to the location of that information.

- Korean IFRS 1011 Construction Contract, Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 2115 Arrangements for Property Construction

These standards and interpretation clarify the accounting information disclosure requirement for construction contracts. The accounting estimates and potential risk information of the construction contracts should be disclosed in detail by either individual construction or operating segment.

(4) New standards, amendments and interpretations not yet adopted

Certain new accounting standards and interpretations that have been published that are not mandatory for December 31, 2016 reporting periods and have not been early adopted by the Company are set out below.

- Amendments to Korean IFRS 1007 Statement of Cash Flows

Amendments to Korean IFRS 1007 Statement of Cash flows requires to provide disclosures that enable used of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows. The Company will apply this amendment for annual reporting periods beginning on or after January 1, 2017 with early application permitted. The Company does not expect the amendments to have a significant impact on the separate financial statements.

- Amendments to Korean IFRS 1012 Income Tax

Amendments to Korean IFRS 1012 clarify how to account for deferred tax assets related to debt instruments measured at fair value. Korean IFRS 1012 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice. The Company will apply the amendments for annual periods beginning on or after January 1, 2017 with early application permitted. The Company does not expect the amendments to have a significant impact on the separate financial statements.

- Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarifies accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. And also, clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The Company will apply the amendments for annual periods beginning on or after January 1, 2018 with early application permitted.

- Korean IFRS 1109 Financial Instruments

The new standard for financial instruments issued on September 25, 2015 are effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Company will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, an entity is not required to restate prior period in relation to classification and measurement (including impairment) of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Company’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Company and macroeconomic variables. The following areas are likely to be affected in general with the implementation of Korean IFRS 1109. The Company is in preparation for analyzing the effects to the separate financial statement.

(d)	Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Company’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. For hybrid (combined) instruments, if the Company is unable to measure an embedded derivative separately from its host contract, financial assets with embedded derivatives are classified in their entirety.

Business model for the contractual cash flows characteristics	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]	Recognized at fair value through profit or loss[2]
Hold the financial asset for the collection of the contractual cash flows and trading	Recognized at fair value through other comprehensive income [1]
Hold for trading	Recognized at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
[2]	Equity investments not held for trading can be recorded in other comprehensive income (irrevocable).

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result an extended fluctuation in profit or loss.

As of December 31, 2016, the Company owns loan and trade receivables of ~~W~~ 4,982,969 million, financial assets available-for-sales of ~~W~~ 105,376 million.

According to Korean IFRS 1109, equity instruments that are not held for trading, the Company can make an irrevocable election at initial recognition to classify the instruments as assets measured at fair value through other comprehensive income, which all subsequent changes in fair value being recognized in other comprehensive income and not recycled to profit or loss. As at December 31, 2016, the Company holds equity instruments of ~~W~~ 98,176 million classified as financial assets available-for-sale.

According to Korean IFRS 1109, debt instruments those contractual cash flows do not represent solely payments of principal and interest and held for trading, and equity instruments that are not designated as instruments measured at fair value through other comprehensive income are measured at fair value through profit or loss.

(e)	Impairment: Financial Assets and Contract Assets

Korean IFRS 1109 sets out a new forward looking ‘expected loss’ impairment model which replaces the incurred loss model under Korean IFRS 1039 and applies to:

•	Financial assets measured at amortized cost

•	Debt investments measured at fair value through other comprehensive income, and

•	Certain loan commitments and financial guaranteed contracts.

And the Company could recognize credit losses early in accordance with Korean IFRS 1039. The Company holds debt instrument of ~~W~~ 4,982,969 million (Loan and trade receivables of ~~W~~ 4,982,969 million). For this assets, the Company provides loss allowance of ~~W~~ 535,895 million.

(f)	Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Company’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-120%) to ensure that the hedging relationship has been highly effective throughout the reporting period. As of December 31, 2016, the Company applies the hedge accounting to its assets, liabilities that amount to ~~W~~ 214,648 million, ~~W~~ 11,413 million respectively.

- Korean IFRS 1115 Revenue from Contracts with Customers

The Company will apply Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 for annual reporting periods beginning on or after January 1, 2018, and earlier application is permitted. This standard replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers. The Company must apply Korean IFRS 1115 Revenue from Contracts with Customers within annual reporting periods beginning on or after January 1, 2018, and will apply the standard retrospectively to prior reporting period presented in accordance with Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors and apply simplified transition method with no restatement for completed contracts and other as of January 1, 2017.

The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

The Company had organized separate TF team since December 31, 2014 for preparation of implementing Korean IFRS 1115 Revenue from Contracts with Customers. Also the Company develops the internal control system and constructs accounting process system by analyzing the Company’s revenue structure with accounting firm and computation expert. Korean IFRS 1115 will affect not only accounting method but also the general business practice including strategy for sales and business attitude. Therefore, the Company opens an orientation program for both Company’s directors and employees, and periodically reports to the managements about plan for implementation and progress.

As at the December 31, 2016 the Company is analyzing the effects on the separate financial statement with the implementation of Korean IFRS 1115. The Company plans to perform detailed analysis on financial effects of applying the standard until March 31, 2018 and will disclose the result of the analysis in the notes on the separate financial statement as of March 31, 2018. The Group identified the following areas are likely to be affected in general.

(d)	Identifying performance obligations

The Company provides telecommunication services and sells handsets as their main business. With the implementation of Korean IFRS 1115, the Company identifies performance obligations with a customer such as providing telecommunication services, selling handsets and other. The timing of revenue recognition depends on a performance obligation is satisfied at a point in time or over time. Where a performance obligation is satisfied over time, the related revenue is also recognized over time

(e)	Allocation the transaction price

With the implementation of Korean IFRS 1115, the Company allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Company determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Company would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Company sells that good or service separately in similar circumstances and to similar customers.

(f)	Incremental costs of obtaining a contract

The Company pays the commission fees when new customer subscribe for telecommunication services. The incremental costs of obtaining a contract are those commission fess that the Company incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained.

According to Korean IFRS 1115, the Company recognizes as an asset the incremental cost of obtaining contract and amortize it through the contract period. However, as a practical expedient, the Company may recognize the incremental costs of obtaining a contracts as an expense when incurred if the amortization period of the asset is one year or less.

2.3	Subsidiaries, Associates and Joint ventures

The financial statements of the Company are the separate financial statements based on Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures, and associates are recognised at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of first adoption of the Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, jointly controlled entities or associates in profit or loss when its right to receive dividend is established.

2.4	Foreign Currency Translation

(1)	Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the ‘functional currency’). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

(2)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

2.5	Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

2.6	Financial Assets

(1)	Classification and measurement

The Company classifies its financial assets in the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Company commits to purchase or sell the asset.

The Company may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss for a contract that contains one or more embedded derivatives.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. And, loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are recognized in profit or loss within other income or other expenses. Gains or losses arising from changes in the available-for-sale financial assets are recognized in other comprehensive income, and amounts are reclassified to profit or loss when the associated assets are sold or impaired.

(2)	Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a Company of financial assets is impaired. A financial asset or a Company of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a Company of financial assets that can be reliably estimated.

Impairment of loans and receivables is presented as a deduction in an allowance account. Impairment of other financial assets is directly deducted from their carrying amount. The Company writes off financial assets when the assets are determined to be no longer recoverable.

The criteria that the Company uses to determine that there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	For economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

(3)	Derecognition

If the Company transfers a financial asset and the transfer does not result in derecognition because the Company has retained substantially of all risks and rewards of ownership of the transferred asset due to a recourse in the event the debtor defaults, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The related financial liability is classified as ‘borrowings’ in the statement of financial position.

(4)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

2.7	Derivative Instruments

Derivatives are initially recognized at fair value on the date when a derivative contract is entered into and are subsequently remeasured at their fair value. Changes in the fair value of the derivatives that are not qualified for hedge accounting are recognized in the statement of profit or loss within ‘other income (expenses)’ and ‘finance income (expenses)’ according to the nature of transactions.

If the Company uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of profit or loss.

The Company applies cash flow hedge accounting to hedge the risks of foreign exchange and interest rates of the variable rate foreign currency bonds. The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately as finance income (expenses) in the statement of profit or loss. Amounts of changes in fair value of effective hedging instruments accumulated in other comprehensive income are recognized as ‘finance income (expenses)’ for the periods when the corresponding transactions affect profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that is reported in other comprehensive income is recognized as ‘finance income (expenses)’.

2.8	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit which is determined using the specific identification method.

2.9	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as assets held-for-sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

2.10	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property, plant and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

Estimated Useful Life
Buildings		10 – 40 years
Structures		10 – 40 years
Telecommunications equipment		2 – 40 years
	Vehicles	4 years
Others	Tools	4 years
	Office equipment	2 – 4 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.11	Investment Property

Investment property is a property held to earn rentals or for capital appreciation or both. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

2.12	Intangible Assets

(3)	Goodwill

Goodwill represents the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of the Company’s previously held equity interest in the acquiree over the net acquired identifiable assets at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(4)	Intangible assets, except for goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) and broadcast rights that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Company amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Life
Development costs	6 years
Goodwill	indefinite useful life
Software	6 years
Industrial property rights	5 – 50 years
Frequency usage rights	5 – 10 years
Others [1]	2 – 50 years

[1]	Membership rights (condominium membership and golf membership) included in others are classified as intangible assets with indefinite useful life.

2.13	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

2.14	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within ‘other income’.

2.15	Impairment of Non-financial Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at the end of reporting period.

2.16	Financial Liabilities

(1)	Classification and measurement

Financial liabilities at fair value through profit or loss are financial instruments held for trading. Financial liabilities are classified in this category if incurred principally for the purpose of repurchasing them in the near term. Derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives are also categorized as held-for-trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and presented as ‘trade and other payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

(2)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished, for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified.

2.17 Financial Guarantee Contracts

Financial guarantees contracts provided by the Company are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Company’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	the amount determined in accordance with Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets; or

•	the amount initially recognized less cumulative amortization in accordance with Korean IFRS1018 Revenue.

2.18 Employee Benefits

(3)	Post-employment benefits

The Company operates both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

(4)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

2.19    Share-based Payments

Equity-settled share-based payment is recognized at fair value of equity instruments on grant date, and employee benefit expense is recognized over the vesting period. At the end of each period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

2.20    Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation, and the increase in the provision due to passage of time is recognized as interest expense.

2.21    Leases

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases where all the risks and rewards of ownership are not transferred to the Company are classified as operating leases. Lease payments under operating leases are recognized as expenses on a straight-line basis over the lease term.

Leases where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized as lease assets and liabilities at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments.

2.22    Share Capital

The Company classifies ordinary shares as equity.

Where the Company purchases its own shares, the consideration paid including any directly attributable incremental costs is deducted from equity attributable to the equity holders of the Company until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is including in equity attributable to the equity holders of the Company.

2.23    Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal activities of the Company. Amounts disclosed as revenue are net of value added taxes, returns, rebates and discounts and after elimination of intra-company transactions.

The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the Company; and when specific criteria have been met for each of the Company’s activities, as described below. The Company bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(8)	Rendering services

When providing interconnection or telecommunications service to a customer based on service plans, the related revenue is recognized at the time service is provided. If the customer uses the telecommunications equipment according to the service plans, the related revenue is recognized on straight-line basis over the contract period. Revenue related to the other telecommunications services is recognized when the service is provided to the customer.

For other services, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with such a transaction is recognized by reference to the stage of performance of the services. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

(9)	Sales of goods

The Company sells a range of handsets. Revenue from the sale of goods is recognized when products are delivered to the purchaser.

(10)	Interest income

Interest income is recognized using the effective interest method according to the time passed. When a loan and receivable is impaired, the Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(11)	Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(12)	Dividend income

Dividend income is recognized when the right to receive payment is established.

(13)	Customer loyalty program

The Company operates a customer loyalty program where customers accumulate points for purchases made which entitle them to discounts on future purchases. The reward points are recognized as a separately identifiable component of the initial sale transaction. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the reward points and the other components of the sale. The fair value of the reward points is measured by taking into account the proportion of the reward points that are not expected to be redeemed by customers. Revenue from the reward points is recognized when the points are redeemed.

2.24    Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Tax is recognized on the profit for the period in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

Management periodically evaluates tax policies that are applied in tax returns in which applicable tax regulation is subject to interpretation. The Company recognizes current income tax on the basis of the amount expected to be paid to the tax authorities.

Deferred tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as expected tax consequences at the recovery or settlement of the carrying amounts of the assets and liabilities. However, deferred tax assets and liabilities are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amount will be available to utilize those temporary differences and losses.

Deferred tax liability is recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax asset is recognized for deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

The Company adopts the consolidated corporate tax return and calculates income tax expenses and income tax liabilities of the Company and its subsidiaries based on systematic and reasonable methods.

2.25	Dividend

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.26	Approval of Issuance of the Financial Statements

The issuance of the December 31, 2016 separate financial statements of the Company was approved by the Board of Directors on January 31, 2017, which is subject to change with approval at the annual shareholders’ meeting.

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated with consideration to factors such as events reasonably predictable in the foreseeable future within the present circumstance according to historical experience. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

3.1	Impairment of Goodwill

The Company tests whether goodwill has suffered any impairment on an annual basis. The recoverable amounts of cash-generating units (CGUs) is determined based on value-in-use calculations (Note 12).

3.2	Income Taxes

The Company is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System For Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Company’s income tax is dependent on the investments, increase in wages and dividends, there is an uncertainty in measuring the final tax effects.

3.3	Fair Value of Derivatives and Other Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 35).

3.4	Provision for Impairment

The Company recognizes provisions for accounting of estimated loss in customers’ insolvency. When the provision for impairment is estimated, it is based on the aging analysis of trade receivables balances, incurred loss experience, customers’ credit rates and changes of payment terms. If the customer’s financial position becomes worse, the actual loss amount will be increased more than the estimated.

3.5	Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 17).

3.6	Deferred Revenue

Service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate is changed, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.7	Provisions

As described in Note 16, the Company records provisions for litigation and assets retirement obligations at the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8	Useful lives of Property and Equipment and Investment Property

The property and equipment, intangible assets, and investment properties, excluding land, goodwill, condominium memberships, and golf club memberships are depreciated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Company will increase depreciation expenses if the useful lives are considered shorter than the previously estimated useful lives.

For more details of the notes, please refer to the Separate Audit Report that has been filed on SEC as a 6-K on March 3, 2017

Agenda No.  3

Amendment of Articles of Incorporation

Pursuant to Article 433(Method of Amendments) and Article 434(Special Resolutions for Amendments) of Commercial Code, approval of the Amendment of Articles of Incorporation is requested.

Approval	of the following amendments to the Articles of Incorporation is requested

(1)	Inclusion of “management consultancy business” in Subparagraph 27 of Article 2 (Purpose) and “warehousing and storage business” in Subparagraph 28 of Article 2 (Purpose);

(2)	Inclusion of “fire protection facility business” in Subparagraph 8 (IT Facility Construction Business and Electrical Construction Business) of Article 2 (Purpose); and

(3)	Inclusion of “electrical system design business” in Subparagraph 22 (New and Renewable Energy and Energy Generation Business) of Article 2 (Purpose)

KT expects to create new business opportunities through management consultancy business. Our management consultancy business focuses on diagnosis and provision of solutions onto overall management issues with respect to non-ICT areas across many industries. Accordingly, KT deliver solutions for better management performance, new products development, human resources, organization, sales and customer strategy. We hold various expertises in ICT industry such as big data, information security, network diagnostics and solutions, all of which are expected to be assets in providing differentiated services that may eventually enable business partners to implement them accordingly.

KT group provides ICT-based telecommunications and convergence services by utilizing countywide warehouses for the storage and distribution of fixed and wireless telecommunications goods and incidental materials. KT proposes to amend its Articles of Incorporation to clarify its engagement in the warehousing and storage business, as it attempts to cope preemptively with external environmental changes and enhance its asset value.

KT plans to enter into the fire protection facility business in the construction of buildings that combines internet-of-things(IOT) technology. Accordingly, KT proposes to amend its existing Articles of Incorporation to clarify its engagement in the fire protection facility business.

Although KT is in the course of pursuing the new and renewable energy business, also known as the green energy project, it suffered from furthering its business purposes since it has not obtained licenses in connection with the electrical system design business. By adding the electrical system design business within the work scope, KT is expected to be able to reduce outsourcing cost and secure business competitiveness while expanding its Value-chain.

Comparison between the Articles of Incorporation before and after amendments:

Before Amendment	After Amendment

Article 2. (Purpose)

The objective of kt is to engage in the

following business activities

8. IT facility construction business and

electrical construction business

22. New and renewable energy and energy generation business

27. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.

Article 2. (Purpose)

The objective of KT is to engage in the following business activities

8. IT facility construction business, electrical construction business and fire protection facility business

22. New and renewable energy, energy generation business and electrical system design business

27. Activities of management consultancy

28. Warehousing and storage

29. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.

Addendum(March 24, 2017) These Articles of Incorporation shall become effective as of the date of resolution of the General Meeting of Shareholders

Agenda No.  4

Election of Directors

Pursuant to Article 382(Appointment of Directors, Relationship with Company and Outside Directors) and Article 542-8(Appointment of Outside Directors) of Commercial Code, and Article 25(Election of the Representative Director and Directors) and Article 42(Outside Director Candidates Recommendation Committee) of the Articles of Incorporation of KT, approval of the election of director is requested.

At the 35th Annual General Meeting of Shareholders, two(2) Inside Directors and four(4) Outside Directors shall be elected. Mr. Chang-Gyu Hwang, the CEO and President of KT, nominated two(2) Inside Director Candidates with the consent of the Board of Directors, and the Outside Director Nominating Committee has recommended four(4) Outside Director candidates.

Biographies of the candidates are as follows.

<Agenda Item No. 4-1, Inside Director Candidate>

Mr. Heon Moon Lim

• Date of birth: November 15, 1960

• Person nominating said candidate: CEO and President (with the consent of Board of Directors)

• Relation to the largest shareholder: None

• Details of transactions between said candidate and the corporation concerned for the past three years: None

• Number of KT Shares Owned: 6,718

• Term of office: March 24, 2017 to the 2018 AGM (one year)

• Present occupation: Chief Marketing Officer, KT

• Education

• 1998	Ph.D., Business Administration, Seoul National University

• 1986	M.A., Business Administration, Seoul National University

• 1984	B.A., Business Administration, Yonsei University

• Professional associations

• 2015 – Present	Chief Marketing Officer, KT

• 2014 – 2015	Head of Customer Business Group, KT

• 2013 – 2014	Professor, Department of Economics and Management, Chungnam National University

• 2012 – 2013	Chief Operating Officer of KT Telecom & Convergence Group

• 2012	Chief Operating Officer of Home Customer Strategy BU, KT Home Business Group

• 2010 – 2012	Head of Home Customer Strategy BU, KT Home Business Group

• 2010	Head of Home Integrated Marketing Communication BU, KT Home Business Group

<Agenda Item No. 4-2, Inside Director Candidate>

Mr. Hyeon Mo Ku

• Date of birth: January 13, 1964

• Person nominating said candidate: CEO and President (with the consent of Board of Directors)

• Relation to the largest shareholder: None

• Details of transactions between said candidate and the corporation concerned for the past three years: None

• Number of KT Shares Owned: 7,796

• Term of office: March 24, 2017 to the 2018 AGM (one year)

• Present occupation: Chief Operating Officer, KT

• Education

• 1998	Ph.D, Management Engineering, KAIST

• 1987	M.S., Management Science, KAIST

• 1985	B.E., Industrial Engineering, Seoul National University

• Professional associations

• 2015 - Present	Chief Operating Officer, KT

• 2014 - 2015	Chief Secretary, KT

• 2013 - 2014	Head of Operating Office of KT Telecom & Convergence Group

• 2011 - 2012	Head of KT Retail Channel Business Unit

• 2010 - 2011	Head of KT Mobile Business Strategy Business Unit

• 2009 - 2010	Head of KT Corporate Management Strategy Department

<Agenda Item No. 4-3, Outside Director Candidate>

Mr. Jong-Gu Kim

• Date of birth: July 7, 1941

• Person nominating said candidate: Outside Director Nominating Committee

• Relation to the largest shareholder: None

• Details of transactions between said candidate and the corporation concerned for the past three years: None

• Number of KT Shares Owned: 841

• Term of office: March 24, 2017 to the 2020 AGM (three years)

• Present occupation: Corporation lawyer of New Dimension Law Group

• Education

• 2001	Ph.D.in Law, College of Law, Dongguk University

• 1998	M.A. of Law, College of Law, Seoul National University

• 1963	B.A. of Law, College of Law, Seoul National University

• Professional associations

• 1997 – 1998	The 46th Minister of Ministry of Justice

• 1995 – 1997	Director of the Seoul High Prosecutors’ Office

• 1994 – 1995	The 35th Vice-Minister of Ministry of Justice

• Reason for recommendation:

His rich experiences in the field of law and legal knowledge should greatly contribute to BOD.

<Agenda Item No. 4-4, Outside Director Candidate>

Mr. Dae-Geun Park

• Date of birth: March 15, 1958

• Person nominating said candidate: Outside Director Nominating Committee

• Relation to the largest shareholder: None

• Details of transactions between said candidate and the corporation concerned for the past three years: None

• Number of KT Shares Owned: 841

• Term of office: March 24, 2017 to the 2018 AGM (one year)

• Present occupation: Professor of the College of Economics and Finance, Hanyang University

• Education

• 1989	Ph.D., Economics, Harvard University

• 1983	M.S, Operations Strategy and Management Science, KAIST

• 1981	B.A., Economics, Seoul National University

• Professional associations

• 2015 – Present	Chairman of the Macroeconomy & Finance sub-committee, National Economic Advisory Council

• 2013 – Present	Chief of the Economic Research Institute, Hanyang University

• 1991 – Present	Professor of the College of Economics and Finance, Hanyang University

• 2015 – 2016	Chief of the Korea International Finance Association

• 2013 – 2016	Chairman of the Financial Development Council, Financial Services Commission

• Reason for recommendation:

As a financial/accounting expert with rich experiences in the field of economy and finance, he is expected to make great contributions to BOD.

<Agenda Item No. 4-5, Outside Director Candidate>

Mr. Gae Min Lee

• Date of birth: November 1, 1946

• Person nominating said candidate: Outside Director Nominating Committee

• Relation to the largest shareholder: None

• Details of transactions between said candidate and the corporation concerned for the past three years: None

• Number of KT Shares Owned: None

• Term of office: March 24, 2017 to the 2020 AGM (three years)

• Present occupation: Korea Industrial Development Institute

• Education

• 2007	PhD, Economics, Graduate School of Kyung Hee University

• 1996	MA, Economics, Graduate School of Sogang University

• 1972	BA, Economics, Kyung Hee University

• Professional associations

• 2016 – Present	Advisor, Korea Industrial Development Institute

• 2009 – 2012	Director, Korea News Editors’ Association Fund

• 2008 – 2010	Editor-in-chief, Senior Managing Director, The Korea Economic Daily

• 2005 – 2007	Vice Chairman, Korea New Editors’ Association

• 2003 – 2004	CEO, Hangyung.com

• Reason for recommendation:

Experiences in the field of media, especially in economic paper, and education background in economics should be able to provide excellent advices for BOD.

<Agenda Item No. 4-6, Outside Director Candidate>

Mr. Il Im

• Date of birth: March 20, 1966

• Person nominating said candidate: Outside Director Nominating Committee

• Relation to the largest shareholder: None

• Details of transactions between said candidate and the corporation concerned for the past three years: None

• Number of KT Shares Owned: None

• Term of office: March 24, 2017 to the 2020 AGM (three years)

• Present occupation: Professor, Business Administration of Yonsei University

• Education

• 1991 – 1993	MBA, Information System, University of Southern California

• 1989 – 1991	MBA, Business Administration, Seoul National University

• 1981	B.A., Seoul National University

• Professional associations

• 2017 – Present	President, Korea Society of Management Information System

• 2015 – 2016	Vice President, Korea Automobile Manufacturers Association

• 2000 – 2004	New Jersey Institute of Technology

• Reason for recommendation:

Mr. Im’s expertise in technology management and IT field should provide KT with insights for taking a leadership in ICT-based future businesses.

Board of Directors after AGM

1) BOD Members

Before AGM	After AGM
• Inside Directors

Chang-Gyu Hwang, President&CEO	Chang-Gyu Hwang, President&CEO

Heon Moon Lim	Heon Moon Lim

Hyeon Mo Ku	Hyeon Mo Ku

• Outside Directors

Do Kyun Song	Do Kyun Song

Dong-Wook Chung*	Dong-Wook Chung*

Sang Kyun Cha*	Sang Kyun Cha*

Jong-Gu Kim*	Jong-Gu Kim*

Dae Ho Kim	Gae Min Lee

Daiwon Hyun	Il Im

Suk-Gwon Chang	Suk-Gwon Chang

Dae-Geun Park*	Dae-Geun Park*

*	Members of Audit Committee
Refers to directors who are new candidates for KT Board of Directors

2) Biographies of Current Directors

Do Kyun Song

Date of Birth	September 20, 1943

Current Position	Senior Advisor, Bae, Kim & Lee LLC

Percentage of BOD Meeting Attendance	100%
Professional History - Standing Commissioner, Korea Communications Commission - Chaired Professor, Sookmyung Women’s University

Dong-Wook Chung

Date of Birth	August 22, 1949

Current Position	Senior Counsel, Law Firm Kim¸Choi & Lim

Percentage of BOD Meeting Attendance	100%

Professional History - Lawyer, Law Firm Kim, Chang & Lee - Prosecutor, Seoul High Prosecutors’ Office

Sang Kyun Cha

Date of Birth	February 19, 1958

Current Position	Professor, Department of Electrical and Computer Engineering, Seoul National University

Percentage of BOD Meeting Attendance	100%
Professional History - General Chair of IEEE International Conference on Data Engineering 2015 - Director of Big Data Institute, Seoul National University

Jong-Gu Kim

Date of Birth	July 7, 1941

Current Position	Corporation lawyer of New Dimension Law Group

Percentage of BOD Meeting Attendance	100%

Professional History - The 46th Minister of Ministry of Justice - Director of the Seoul High Prosecutors’ Office - The 35th Vice-Minister of Ministry of Justice

Dae Ho Kim

Date of Birth	May 18, 1960

Current Position	Professor, Department of Communications and Information, Inha University, Korea

Percentage of BOD Meeting Attendance	100%

Professional History

- Member, Policy Advisory Committee of the Korea Federation of ICT Organizations

- Councilor, National Economic Advisory Council

- Non-Executive Director, Korea Internet and Security Agency President of KLabs

Daiwon Hyun

Date of Birth	August 1, 1964

Current Position	Professor, Mass Communication & Director of Sogang Communication Center, School of Communication Sogang University

Percentage of BOD Meeting Attendance	100%

Professional History

- Chairman, Korea Digital Content Industry Forum

- Advisor to the President for Creative and Innovative Economic Team, National Economic Advisory Council (NEAC)

- Professor, Mass Communication & Director of Sogang
  Communication Center, School of Communication Sogang University

Resigned on the June 8th, 2016

Suk-Gwon Chang

Date of Birth	February 21, 1956

Current Position	Dean, School of Business, Hanyang University

Percentage of BOD Meeting Attendance	100%

Professional History

- President, The Korean Operations Research and Management Science Society (KORMS)

- Director, Korea Internet & Security Agency (KISA)

- Advisory Committee Member, Communications Technology Advisory Group, Korea Communications Commission

- Chairman, Korea Association for Telecommunications Policies

Dae-Geun Park

Date of Birth	March 15, 1958

Current Position	Professor of the College of Economics and Finance, Hanyang University

Percentage of BOD Meeting Attendance	89%

Professional History

- Co-Team Leader, Financial Services Bureau TF, Financial Services Commission

- Chairman, Financial Development Council, Financial Services Commission

- Consultant Committee of Fund Management, Korea Securities Depository

-   Committee Member, Korea Finance Corporations

*	Percentage of BOD Meeting attendance is calculated over 2016

3) Tenure Status of Board of Directors

	Name	Initial Appointment Date	Recent Appointment Date	End of Tenure
Inside Directors	Chang-Gyu Hwang	Jan. 2014	Mar. 2017*	AGM 2020*
	Heon Moon Lim	Mar. 2014	Mar. 2017*	AGM 2018*
	Hyeon Mo Ku	Mar. 2016	Mar. 2017*	AGM 2018*

Outside Directors	Do Kyun Song	Mar. 2013	Mar. 2016	AGM 2019
	Sang Kyun Cha	Mar. 2012	Mar. 2016	AGM 2019
	Jong-Gu Kim	Mar. 2014	Mar. 2017*	AGM 2020*
	Suk-Gwon Chang	Mar. 2014	Mar. 2015	AGM 2018
	Dae-Geun Park	Mar. 2014	Mar. 2017*	AGM 2018*
	Dong-Wook Chung	Mar. 2015	Mar. 2015	AGM 2018
	Gae Min Lee	Mar. 2017*	Mar. 2017*	AGM 2020*
	Il Im	Mar. 2017*	Mar. 2017*	AGM 2020*

*	implies the date under the assumption of approval of election at the 35th AGM.
Refers to directors who are new candidates for KT Board of Directors

Agenda Item No.  5

Election of member of Audit Committee

Pursuant to the Article 542-11(Audit Committee) and Article 542-12(Composition of Audit Committee) of Commercial Code, election of the members of the Audit Committee is hereby requested.

KT’s Audit Committee consists of three or more Outside Directors.

At this Annual General Meeting of Shareholders, two(2) members of the Audit Committee will be elected.

Limit on Exercising Voting Rights Regarding Election of the Members of Audit Committee

Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of the members of the audit committee. Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 7,349,149 shares) are not entitled to any voting rights exceeding the “3% limit”.

Biographies of the candidates are as follows:

<Agenda Item No. 5-1, Member of Audit Committee Candidate>

Mr. Jong-Gu Kim

• Date of birth: July 7, 1941

• Person nominating said candidate: Board of Directors

• Relation to the largest shareholder: None

• Details of transactions between said candidate and the corporation concerned for the past three years: None

• Number of KT Shares Owned: 841

• Term of office: March 24, 2017 to the 2020 AGM (three years)

• Present occupation: Corporation lawyer of New Dimension Law Group

• Education

• 2001	Ph.D.in Law, College of Law, Dongguk University

• 1998	M.A. of Law, College of Law, Seoul National University

• 1963	B.A. of Law, College of Law, Seoul National University

• Professional associations

• 1997 – 1998	The 46th Minister of Ministry of Justice

• 1995 – 1997	Director of the Seoul High Prosecutors’ Office

• 1994 – 1995	The 35th Vice-Minister of Ministry of Justice

• Reason for recommendation:

Rich experiences in the field of law and working experience as a member of KT audit committee should contribute to the quality of KT audit committee.

<Agenda Item No. 5-2, Member of Audit Committee Candidate>

Mr. Dae-Geun Park

• Date of birth: March 15, 1958

• Person nominating said candidate: Board of Directors

• Relation to the largest shareholder: None

• Details of transactions between said candidate and the corporation concerned for the past three years: None

• Number of KT Shares Owned: 841

• Term of office: March 24, 2017 to the 2018 AGM (one year)

• Present occupation:	Professor of the College of Economics and Finance, Hanyang University

• Education

• 1989	Ph.D., Economics, Harvard University

• 1983	M.S, Operations Strategy and Management Science, KAIST

• 1981	B.A., Economics, Seoul National University

• Professional associations

• 2015 – Present	Chairman of the Macroeconomy & Finance sub-committee, National Economic Advisory Council

• 2013 – Present	Chief of the Economic Research Institute, Hanyang University

• 1991 – Present	Professor of the College of Economics and Finance, Hanyang University

• 2015 – 2016	Chief of the Korea International Finance Association

• 2013 – 2016	Chairman of the Financial Development Council, Financial Services Commission

• Reason for recommendation:

As a financial / accounting expert and a member of KT audit committee, he is expected to make great contributions for KT audit committee.

Agenda Item No.  6

Approval of Limit on Remuneration of Directors

Pursuant to Article 388 (Remuneration of Directors) of the Commercial Code and Article 31 (Remuneration and Severance Payment for Directors) of Articles of Incorporation of KT, approval of limit on remuneration for directors is required.

Pursuant to provisions of the Articles of Incorporation, a limit on remuneration for directors shall be approved at the Annual General Meeting of Shareholders.

The compensation of all directors is deliberated by the Evaluation and Compensation Committee which consists of Outside Directors only. The committee has the duty to evaluate the performance of the CEO. The committee also proposes the limit on remuneration of directors to the shareholders for approval.

The Limit on Remuneration of Directors is based on the Director’s salary, short-term & long-term performance based incentives, provision for severance payment and allowance.

The Limit on Remuneration of Directors for 2017 proposed by the BOD is KRW 6.5 billion, which is increased by 10.2% compared to last year. As earnings have been improved and the management became normalized, the BOD believed that it is fair to lift up the limit to where it was in 2013.

Agenda Item No.  7

Approval of Employment Contract for the CEO

Pursuant to Article 33 (Election of President (CEO)) and Article 34 (Execution of Employment Contract with the Candidate for President (CEO)) of Articles of Incorporation of KT, approval of the employment contract to be executed by the newly elected CEO is hereby requested.

Pursuant to Article 33 of KT’s Articles of Incorporation, the CEO Recommendation Committee shall submit a draft employment contract at the General Meeting of Shareholders for approval.

The employment contract includes mainly the provisions on his or her duty as the CEO, the goals to be accomplished by the CEO during his or her tenure, evaluation process on his or her performance, and remuneration and incentive payments.

When the draft employment contract is approved at the General Meeting of Shareholders, KT shall enter into such employment contract with the CEO.

The draft employment contract is as follows:

Employment Contract for the CEO

Article 1. Purpose of the Agreement

The purpose of this Agreement is to set forth the CEO’s authority, responsibilities and other necessary terms and conditions in connection with the election of                     as the CEO (“CEO”) of KT Corporation (“Company”).

Article 2. Term of Office of the CEO

The term of office of the CEO shall be for three years starting from the effective date of the election of the CEO at the General Meeting of Shareholders. However, pursuant to Article 383-3 of the Commercial Code and Article 27-1 of KT’s Articles of Incorporation when the term of office expires before the closing date of the Ordinary General Meeting of Shareholders in the last fiscal year of such term, the term of office shall be extended to the closing date of such General Meeting.

Article 3. Duties and Responsibilities of the CEO

(1)	The CEO shall represent the Company and oversee the whole affairs of the Company and management of subsidiaries as a representative director and CEO of the Company.

(2)	The CEO shall use his best efforts to achieve the management goals specified in Article 6 of this Agreement.

(3)	The CEO’s duties, responsibilities, rights and obligations not specified herein shall be determined in accordance with the Articles of Incorporation and other relevant laws and regulations.

Article 4. Obligations of the CEO

(1)	During and after the term of his office, the CEO shall not disclose to a third party any confidential information of the Company which he obtains during his tenure.

(2)	In the event the CEO breaches any of his obligations set forth herein, the CEO shall be held liable for such breach, and if, due to the said breach, the CEO has obtained any personal gain or the Company suffers damages, such gain shall revert to the Company and the CEO shall compensate the damages suffered by the Company.

Article 5. Board of Directors Recommendations

(1)	In addition to conducting existing businesses, the CEO shall actively pursue new businesses for future growth in order to make the Company as a global first-class company.

(2)	The CEO shall operate the Company in a transparent and independent manner and make his best efforts in strengthening the governance structure.

Article 6. Management Goals

(1)	The management goals to be achieved by the CEO during his term of office shall be determined in accordance with the Mid to Long-Term Management Plan approved by the Board of Directors.

(2)	In order to achieve the goals set by the Mid to Long-Term Management Plan, the Board of Directors shall establish annual goals prior to commencement of each fiscal year after consultation with the CEO. In such case, the CEO and inside directors shall not participate in such resolution of the Board of Directors, provided that the annual management goals for 2014 shall be the management goals for 2017 approved by the Board of Directors.

Article 7. Evaluation

(1)	The Board of Directors shall conduct evaluation of annual management goals each fiscal year. However, when it is deemed necessary, the Board of Directors may conduct evaluation at any time during a fiscal year.

(2)	If it is necessary for the evaluation under the foregoing Paragraph (1), the Board of Directors may commission an expert institution to conduct a research and may utilize the results of such research for the evaluation.

(3)	In the event the Board of Directors determines to commission an expert institution to conduct a research, the CEO shall immediately take any necessary measures in relation thereto, such as execution of a service agreement, etc.

(4)	The Board of Directors shall report the result of the evaluation under Paragraph (1) to the General Meeting of Shareholders, and the CEO shall take necessary measures to report the result to the General Meeting of Shareholders.

(5)	In adopting a resolution of the Board of Directors under Paragraphs (1) and (2) above, the CEO and inside directors shall not participate in such resolution.

Article 8. Remuneration

(1)	The remuneration of the CEO shall comprise of the annual base salary, short-term incentive payment and long-term incentive payment, and shall be determined in accordance with the remuneration ceiling of the directors approved at the General Meeting of Shareholders and the criteria for remunerating inside directors and method of payment thereof which are reported to the General Meeting of Shareholders.

Article 9. Base Salary

(1)	The annual base salary shall be determined by a resolution of the Board of Directors. The CEO and inside directors shall not participate in the said resolution of the Board of Directors.

(2)	Base salary is comprised of base payment and position payment and 1/12 of the annual base salary shall be set as the monthly remuneration during the term of office and shall be paid on the salary payment day of the Company. If the CEO takes office or resigns in the middle of a month, the remuneration for such month, regardless of the cause therefore, shall be paid on the prorated daily basis based on the actual number of days served by the CEO.

(3)	The base annual salary, regardless of title thereof, shall be deemed to include all allowances payable to the CEO, and in case the base annual salary is adjusted during a year, such change shall take effect on January 1 of the following year, unless otherwise specified.

Article 10. Short-term Incentive Payment

(1)	The short-term incentive payment shall be paid pursuant to the evaluation results of the annual management goals as set out in Article 7(1). In such case, the criteria and payment method (including the calculation formula of the incentive payment ratio) of the remuneration shall be determined by a resolution of the Board of Directors. The CEO and inside directors shall not participate in the said resolution of the Board of Directors.

(2)	The short-term incentive payment shall be made in principle within one (1) month from the finalization by the Board of Directors of the evaluation of the annual goals.

(3)	If the CEO is dismissed during the term of office in accordance with Sub-paragraphs 1 through 4 of Article 15 (1), no short-term incentive payment for such year shall be made.

(4)	Matters pertaining to the short-term incentive payment not prescribed in Paragraphs (1) through (3), such as payment in the events of the CEO’s voluntary resignation or retirement for unidentified reasons shall be determined by a resolution of the Board of Directors. In such case, the CEO and inside directors shall not participate in such resolution of the Board of Directors.

(5)	The short-term incentive payment for a partial year of service during which the CEO takes office or resigns from office shall be made on prorated monthly basis based on the number of months in service, and the payment for the relevant month of taking office or resignation shall be made in accordance with Article 8 (2).

Article 11. Long-term Incentive Payment

(1)	The Company may provide the CEO with long-term incentive payment in stocks. The details for the long-term incentive payment such as the number of stocks and payment method for the CEO shall be determined by a resolution of the Board of Directors. In such case, the CEO and inside directors shall not participate in the said resolution by the Board of Directors.

(2)	If stock option is granted pursuant to a resolution of the Board of Directors, such stock option shall not be included in the remuneration ceiling of the directors as set forth in Article 8 hereof, and shall be paid pursuant to relevant laws and regulations.

Article 12. Adjustment after the Incentive Payment

In the event that the score of evaluation is modified due to an error in the evaluation or other causes after the incentive payment is made to the CEO, the amount of incentive shall be newly calculated in conformity with the modified result, and such adjusted amount shall be taken into consideration when setting the incentive payment payable for the following year. However, if the CEO resigns or is dismissed, immediate payment of any amount due or return of any excessive amount shall be made.

Article 13. Severance Payment

The severance payment shall be paid in accordance with the regulations on the payment of severance payment to officers.

Article 14. Taxes and Public Imposts

All remuneration payable to the CEO shall be paid after withholding all relevant taxes and public imposts therefrom in accordance with the applicable laws and regulations.

Article 15. Dismissal, etc. of the CEO

(1)	The Company may dismiss the CEO even during the term of office by a special resolution of the General Meeting of Shareholders if any of the following occurs;

1.	In case the CEO breaches the obligations set forth under Article 4 (1);

2.	In case the CEO breaches material provisions of the relevant laws and regulations or the Articles of Incorporation, or a disqualification event prescribed by the relevant laws and regulations or the Articles of Incorporation occurs or is discovered later;

3.	In case the CEO is likely to cause material damages to the Company by damaging the reputation and dignity of himself or the Company;

4.	In case the management performance is significantly below the management goals or the corporate value is seriously damaged; and

5.	In case the CEO fails to or is unable to carry out his duties due to diseases, etc. for an extended period.

(2)	A proposal to dismiss the CEO shall be submitted to the General Meeting of Shareholders after a resolution by the Board of Directors is adopted in accordance with Article 38 of the Articles of Incorporation.

(3)	The Board of Directors shall provide the CEO with an opportunity to state his opinion at the meeting of the Board of Directors convened to resolve the dismissal of the CEO, and immediately following the adoption of a resolution of dismissal, a written notice shall be provided to the CEO, stating the reasons therefor in detail. In the above meeting, the CEO and inside directors shall not participate in such resolution of the Board of Directors.

Article 16. Ownership of the Rights

The CEO’s right to any and all intellectual property developed independently by himself or jointly with others during the term of office (including know-how and managerial ideas) shall be exclusively held by the Company, and the CEO shall carry out the procedures necessary for registration of such intellectual property rights in the name of the Company.

Article 17. Interpretation of the Agreement and Supervision of Performance

(1)	In the event there is ambiguity over the interpretation of this Agreement, the interpretation of such ambiguous parts shall be determined through consultation between the Board of Directors and the CEO.

(2)	Upon dissolution of the CEO Recommendation Committee, the Board of Directors shall supervise all matters regarding this Agreement on behalf of the Company.

(3)	The CEO and inside directors shall not participate in the resolutions of the Board of Directors in relation to Paragraphs (1) or (2) above.

Article 18. Amendment of the Agreement

(1)	If it becomes necessary to amend this Agreement due to drastic changes in management environments, etc. after execution of this Agreement, the CEO may request the Board of Directors to amend the Agreement.

(2)	Any amendment of this Agreement under Paragraph (1) shall require a resolution of the Board of Directors and approval of the General Meeting of Shareholders. In such case, the CEO and inside directors shall not participate in the resolution of the Board of Directors.

(3)	Upon a resolution and approval under Paragraph (2) above, the Company and the CEO shall promptly enter into an amendment to this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement in duplicate, with one copy to be retained by each party.

March         , 2017

CEO Recommendation Committee
On behalf of KT Corporation

By: ______________________
Name:
Title: Chairperson of the Committee

Representative Director

By: ______________________
Name:
Title: CEO

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